SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	March 31, 2009

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07
4 - NIRE (State Registration Number)

01.02 - HEAD OFFICE

1 - ADDRESS Av. das Nações Unidas, 8501 - 19º andar	2 - DISTRICT Pinheiros
3 - ZIP CODE 05425-070	4 - CITY São Paulo	5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3025-9297	8 - TELEPHONE 3025-9158	9 - TELEPHONE 3025-9191	10 - TELEX
11 - AREA CODE 011	12 - FAX 3025-9438	13 - FAX 3025-9217	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Alceu Duilio Calciolari
2 - ADDRESS Av. das Nações Unidas, 8501 - 19º andar	3 - DISTRICT Pinheiros
4 - ZIP CODE 05425-070	5 - CITY São Paulo	6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 3025-9297	9 - TELEPHONE 3025-9158	10 - TELEPHONE 3025-9121	11 - TELEX
12 - AREA CODE 011	13 - FAX 3025-9438	14 - FAX 3025-9191	15 - FAX -
16 - E-MAIL dcalciolari@gafisa.com.br

01.04 - REFERENCE / AUDITOR

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2009	12/31/2009	1	1/1/2009	3/31/2009	4	10/1/2008	12/31/2008
09 - INDEPENDENT ACCOUNTANT Pricewaterhouse Coopers Auditores Independentes					10 - CVM CODE 00287-9
11 - PARTNER IN CHARGE Eduardo Rogatto Luque					12 - PARTNER'S CPF (INDIVIDUAL TAXPAYER'S REGISTER) 142.773.658-84

Page: 1

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 3/31/2009	2 - PREVIOUS QUARTER 12/31/2008	3 - SAME QUARTER, PREVIOUS YEAR 3/31/2008
Paid-in Capital
1 - Common	133,088	133,088	132,588
2 - Preferred	0	0	0
3 - Total	133,088	133,088	132,588
Treasury share
4 - Common	3,125	3,125	3,125
5 - Preferred	0	0	0
6 - Total	3,125	3,125	3,125

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Private
4 - ACTIVITY CODE 1110 – Civil Construction, Constr. Mat. and Decoration
5 - MAIN ACTIVITY Real Estate Development
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of Reais)	4 - AMOUNT OF CHANGE (In thousands of Reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousands)	8 -SHARE PRICE WHEN ISSUED (In Reais)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 5/14/2009	2 – SIGNATURE

02.01 – Parent Company - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 – 3/31/2009	4 – 12/31/2008
1	Total Assets	4,363,924	4,319,275
1.01	Current Assets	2,209,098	2,384,031
1.01.01	Available Funds	98,184	172,127
1.01.01.01	Cash and banks	42,378	15,499
1.01.01.02	Financial Investments	55,806	156,628
1.01.02	Credits	760,943	785,025
1.01.02.01	Trade accounts receivable	760,943	785,025
1.01.02.01.01	Receivables from clients of developments	695,160	715,176
1.01.02.01.02	Receivables from clients of construction and services rendered	47,263	53,873
1.01.02.01.03	Other Receivables	18,520	15,976
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	685,620	778,203
1.01.03.01	Properties for sale	685,620	778,203
1.01.04	Other	664,351	648,676
1.01.04.01	Deferred selling expenses	719	3,079
1.01.04.02	Other receivables	638,581	620,596
1.01.04.03	Prepaid expenses	25,051	25,001
1.02	Non Current Assets	2,154,826	1,935,244
1.02.01	Long Term Assets	652,695	534,606
1.02.01.01	Sundry Credits	488,018	372,809
1.02.01.01.01	Receivables from clients of developments	332,772	189,890
1.02.01.01.02	Properties for sale	155,246	182,919
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	164,677	161,797
1.02.01.03.01	Deferred income tax and social contribution	104,190	100,745
1.02.01.03.02	Other receivables	13,989	14,245
1.02.01.03.03	Dividends receivables	5,000	5,000
1.02.01.03.04	Escrow deposit	41,498	41,807
1.02.02	Permanent Assets	1,502,131	1,400,638
1.02.02.01	Investments	1,481,503	1,380,558
1.02.02.01.01	Interest in direct and indirect associated companies	0	0
1.02.02.01.02	Interest in associated companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	971,099	872,352
1.02.02.01.04	Interest in Subsidiaries - goodwill	195,088	195,088
1.02.02.01.05	Other Investments	315,316	313,118
1.02.02.02	Property, plant and equipment	17,337	16,745
1.02.02.03	Intangible assets	3,291	3,335
1.02.02.04	Deferred charges	0	0

02.02 – Parent Company - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2009	4 – 12/31/2008
2	Total Liabilities	4,363,924	4,319,275
2.01	Current Liabilities	1,350,020	1,233,527
2.01.01	Loans and Financing	345,884	317,236
2.01.02	Debentures	60,758	61,945
2.01.03	Suppliers	45,705	49,690
2.01.04	Taxes, charges and contributions	73,213	69,396
2.01.05	Dividends Payable	26,106	26,106
2.01.06	Provisions	8,385	9,124
2.01.06.01	Provision for contingencies	8,385	9,124
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	789,969	700,030
2.01.08.01	Obligations for real estate development	0	0
2.01.08.02	Obligations for purchase of real state and advances from customers	287,290	250,942
2.01.08.03	Payroll, profit sharing and related charges	18,621	15,049
2.01.08.04	Other liabilities	484,058	434,039
2.02	Non Current Liabilities	1,358,562	1,473,329
2.02.01	Long Term Liabilities	1,358,562	1,473,329
2.02.01.01	Loans and Financing	307,879	324,553
2.02.01.02	Debentures	442,000	442,000
2.02.01.03	Provisions	0	0
2.02.01.03.01	Provisions for contingencies	0	0
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	608,683	706,776
2.02.01.06.01	Obligations for purchase of real state and advances from customers	46,987	109,558
2.02.01.06.02	Deferred income tax and social contribution	119,775	99,120
2.02.01.06.03	Deferred gain on partial sale of Fit Residencial	116,794	169,394
2.02.01.06.04	Negative goodwill on acquisition of subsidiaries	17,249	18,522
2.02.01.06.05	Other liabilities	307,878	310,182
2.03	Future taxable income	0	0
2.05	Shareholders' equity	1,655,342	1,612,419
2.05.01	Paid-in capital stock	1,211,467	1,211,467
2.05.01.01	Capital Stock	1,229,517	1,229,517
2.05.01.02	Treasury shares	(18,050)	(18,050)
2.05.02	Capital Reserves	188,315	182,125
2.05.03	Revaluation reserves	0
2.05.03.01	Own assets	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	0
2.05.04	Revenue reserves	218,827	218,827
2.05.04.01	Legal	21,081	21,081
2.05.04.02	Statutory	159,213	159,213

02.02 - Parent Company - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2009	4 – 12/31/2008
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	38,553	38,553
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Adjustments to Assets Valuation	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Translation Accumulated Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings/accumulated losses	36,733	0
2.05.07	Advances for future capital increase	0	0

03.01 - Parent Company - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 -1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
3.01	Gross Sales and/or Services	220,033	220,033	207,499	207,499
3.01.01	Real estate development and sales	210,802	210,802	206,143	206,143
3.01.02	Construction services rendered	9,231	9,231	1,356	1,356
3.02	Gross Sales Deductions	(7,131)	(7,131)	(5,775)	(5,775)
3.02.01	Taxes on sales and services	(6,800)	(6,800)	(5,341)	(5,341)
3.02.02	Brokerage fee on sales	(331)	(331)	(434)	(434)
3.03	Net Sales and/or Services	212,902	212,902	201,724	201,724
3.04	Cost of Sales and/or Services	(165,200)	(165,200)	(134,339)	(134,339)
3.04.01	Cost of Real estate development	(165,200)	(165,200)	(134,339)	(134,339)
3.05	Gross Profit	47,702	47,702	67,385	67,385
3.06	Operating Expenses/Income	(3,497)	(3,497)	(15,303)	(15,303)
3.06.01	Selling Expenses	(16,610)	(16,610)	(14,723)	(14,723)
3.06.02	General and Administrative	(26,082)	(26,082)	(21,999)	(21,999)
3.06.02.01	Profit sharing	0	0	(2,088)	(2,088)
3.06.02.02	Stock option plan expenses	(6,190)	(6,190)	(3,882)	(3,882)
3.06.02.03	Other Administrative Expenses	(19,892)	(19,892)	(16,029)	(16,029)
3.06.03	Financial	(14,383)	(14,383)	11,615	11,615
3.06.03.01	Financial income	22,891	22,891	15,344	15,344
3.06.03.02	Financial Expenses	(37,274)	(37,274)	(3,729)	(3,729)
3.06.04	Other operating income	52,600	52,600	0	0
3.06.04.01	Gain on partial sale of Fit Residencial	52,600	52,600	0	0
3.06.05	Other operating expenses	(26,534)	(26,534)	3,891	3,891
3.06.05.01	Depreciation and Amortization	(3,637)	(3,637)	(5,606)	(5,606)
3.06.05.02	Other Operating expenses	(22,897)	(22,897)	9,497	9,497
3.06.06	Earnings (losses) on equity of investees	27,512	27,512	5,913	5,913
3.07	Total operating profit	44,205	44,205	52,082	52,082
3.08	Total non-operating (income) expenses, net	0	0	0	0

03.01 - Parent Company - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 -1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
3.8.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes/profit sharing	44,205	44,205	52,082	52,082
3.10	Provision for income tax and social contribution	0	0	(11,459)	(11,459)
3.11	Deferred Income Tax	(7,472)	(7,472)	(216)	(216)
3.12	Statutory Profit Sharing/Contributions	0	0	(560)	(560)
3.12.01	Profit Sharing	0	0	(560)	(560)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0	0
3.15	Net income for the Period	36,733	36,733	39,847	39,847
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	129,963	129,963	129,463	129,463
	EARNINGS PER SHARE (Reais)	0.28264	0.28264	0.30779	0.30779
	LOSS PER SHARE (Reais)

04.01 - Parent Company - STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 -1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
4.01	Net cash from operating activities	29,573	29,573	(84,833)	(84,833)
4.01.01	Cash generated in the operations	9,460	9,460	67,647	67,647
4.01.01.01	Net Income for the year	36,733	36,733	39,847	39,847
4.01.01.02	Stock options expenses	6,190	6,190	3,882	3,882
4.01.01.03	Gain on partial sale of Fit Residencial	(52,600)	(52,600)	0	0
4.01.01.04	Unrealized interest and charges, net	35,540	35,540	22,564	22,564
4.01.01.05	Deferred income tax and social contribution	7,472	7,472	11,460	11,460
4.01.01.06	Depreciation and amortization	4,910	4,910	8,423	8,423
4.01.01.07	Amortization of negative goodwill	(1,273)	(1,273)	(2,817)	(2,817)
4.01.01.08	Equity in the Earnings of Subsidiaries and Associated Companies	(27,512)	(27,512)	(15,712)	(15,712)
4.01.02	Variation on Assets and Liabilities	20,113	20,113	(152,480)	(152,480)
4.01.02.01	Trade accounts receivable	(118,799)	(118,799)	(100,797)	(100,797)
4.01.02.02	Properties for sale	120,256	120,256	(114,559)	(114,559)
4.01.02.03	Other Receivables	(17,392)	(17,392)	(39,339)	(39,339)
4.01.02.04	Deferred selling expenses	2,360	2,360	(10,027)	(10,027)
4.01.02.05	Prepaid expenses	(50)	(50)	(4,244)	(4,244)
4.01.02.06	Obligations for purchase of real state	(47,753)	(47,753)	85,315	85,315
4.01.02.07	Taxes, charges and contributions	3,817	3,817	679	679
4.01.02.08	Contingencies	1,456	1,456	(140)	(140)
4.01.02.09	Suppliers	(3,985)	(3,985)	22,252	22,252
4.01.02.10	Advances from customers	20,174	20,174	(16,308)	(16,308)
4.01.02.11	Payroll, profit sharing and related charges	3,572	3,572	(5,059)	(5,059)
4.01.02.12	Other accounts payable	56,802	56,802	4,304	4,304
4.01.02.13	Credit assignments, net	(345)	(345)	25,443	25,443
4.01.03	Others	0	0	0	0
4.02	Net cash of investing activities	(78,733)	(78,733)	(85,920)	(85,920)
4.02.01	Purchase of property and equipment and intangible assets	(5,458)	(5,458)	(13,796)	(13,796)

04.01 - Parent Company - STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 -1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
4.02.02	Capital contribution in subsidiary companies	(73,275)	(73,275)	(72,124)	(72,124)
4.02.03	Acquisition of investments	0	0	0	0
4.03	Net cash from financing activities	(24,783)	(24,783)	312,839	312,839
4.03.01	Capital increase	0	0	125	125
4.03.02	Loans and financing obtained	34,152	34,152	30,075	30,075
4.03.03	Repayment of loans and financing	(58,906)	(58,906)	(17,353)	(17,353)
4.03.04	Assignment of credits receivable, net	(29)	(29)	(8)	(8)
4.03.05	Contributions from ventures partners	0	0	300,000	300,000
4.04	Foreign Exchange Variation over Cash and Cash Equivalents	0	0	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	(73,943)	(73,943)	142,086	142,086
4.05.01	Cash and cash equivalents at the beginning of the period	172,127	172,127	393,637	393,637
4.05.02	Cash and cash equivalents at the end of the period	98,184	98,184	535,723	535,723

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 TO 03/31/2009 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.04	Net Income/Loss for the period	0	0	0	0	36,733	0	36,733
5.05	Allocation	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Translation accumulated adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in stock capital	0	0	0	0	0	0	0
5.09	Realization of revenue reserves	0	6,190	0	0	0	0	6,190
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,229,517	188,315	0	200,777	36,733	0	1,655,342

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 TO 03/31/2009 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.04	Net Income/Loss for the period	0	0	0	0	36,733	0	36,733
5.05	Allocation	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Translation accumulated adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in stock capital	0	0	0	0	0	0	0
5.09	Realization of revenue reserves	0	6,190	0	0	0	0	6,190
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,229,517	188,315	0	200,777	36,733	0	1,655,342

08.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 – 3/31/2009	4 – 12/31/2008
1	Total Assets	5,725,838	5,538,858
1.01	Current Assets	3,695,634	3,776,701
1.01.01	Available Funds	500,778	605,502
1.01.01.01	Cash and banks	120,169	73,538
1.01.01.02	Financial Investments	380,609	531,964
1.01.02	Credits	1,392,606	1,254,594
1.01.02.01	Trade accounts receivable	1,392,606	1,254,594
1.01.02.01.01	Receivables from clients of developments	1,341,784	1,199,620
1.01.02.01.02	Receivables from clients of construction and services rendered	47,485	54,096
1.01.02.01.03	Other Receivables	3,337	878
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	1,623,614	1,695,130
1.01.03.01	Properties for sale	1,623,614	1,695,130
1.01.04	Other	178,636	221,475
1.01.04.01	Deferred selling expenses	15,247	13,304
1.01.04.02	Other receivables	137,787	182,775
1.01.04.03	Prepaid expenses	25,602	25,396
1.02	Non Current Assets	2,030,204	1,762,157
1.02.01	Long Term Assets	1,782,683	1,478,446
1.02.01.01	Sundry Credits	1,425,606	1,197,796
1.02.01.01.01	Receivables from clients of developments	1,200,994	863,950
1.02.01.01.02	Properties for sale	224,612	333,846
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	357,077	280,650
1.02.01.03.01	Deferred income tax and social contribution	215,831	190,252
1.02.01.03.02	Other receivables	99,748	48,591
1.02.01.03.03	Dividends receivables	0	0
1.02.01.03.04	Escrow deposit	41,498	41,807
1.02.02	Permanent Assets	247,521	283,711
1.02.02.01	Investments	195,088	215,296
1.02.02.01.01	Interest in direct and indirect associated companies	0	0
1.02.02.01.02	Interest in Subsidiaries	0	0
1.02.02.01.03	Other investments	0	0
1.02.02.01.04	Interest in Subsidiaries - goodwill	195,088	215,296
1.02.02.02	Property, plant and equipment	45,130	50,348
1.02.02.03	Intangible assets	7,303	18,067
1.02.02.04	Deferred charges	0	0

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2009	4 – 12/31/2008
2	Total Liabilities	5,725,838	5,538,858
2.01	Current Liabilities	1,522,005	1,319,952
2.01.01	Loans and Financing	467,788	447,503
2.01.02	Debentures	60,758	61,945
2.01.03	Suppliers	108,058	112,900
2.01.04	Taxes, charges and contributions	134,683	113,167
2.01.05	Dividends Payable	26,106	26,106
2.01.06	Provisions	8,385	9,124
2.01.06.01	Provision for contingencies	8,385	9,124
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	716,227	549,207
2.01.08.01	Obligations for real estate development	0	0
2.01.08.02	Obligations for purchase of real state and advances from customers	517,537	421,584
2.01.08.03	Payroll, profit sharing and related charges	60,226	29,692
2.01.08.04	Other liabilities	138,464	97,931
2.02	Non Current Liabilities	1,869,990	1,947,168
2.02.01	Long Term Liabilities	1,869,990	1,947,168
2.02.01.01	Loans and Financing	592,140	600,673
2.02.01.02	Debentures	442,000	442,000
2.02.01.03	Provisions	43,634	44,406
2.02.01.03.01	Provisions for contingencies	43,634	44,406
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	2,988	0
2.02.01.06	Others	789,228	860,089
2.02.01.06.01	Obligations for purchase of real state and advances from customers	193,301	231,199
2.02.01.06.02	Deferred income tax and social contribution	266,254	239,131
2.02.01.06.03	Other liabilities	329,673	389,759
2.03	Future taxable income	134,043	187,916
2.03.01	Negative goodwill on acquisition of subsidiaries	17,249	18,522
2.03.02	Amortization of gain on partial sale of Fit Residencial	116,794	169,394
2.04	Minority Interests	544,458	471,403
2.05	Shareholders' equity	1,655,342	1,612,419
2.05.01	Paid-in capital stock	1,211,467	1,211,467
2.05.01.01	Capital Stock	1,229,517	1,229,517
2.05.01.02	Treasury shares	(18,050)	(18,050)
2.05.02	Capital Reserves	188,315	182,125
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.05.04	Revenue reserves	218,827	218,827
2.05.04.01	Legal	21,081	21,081

08.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2009	4 – 12/31/2008
2.05.04.02	Statutory	159,213	159,213
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	38,553	38,553
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Adjustments to Assets Valuation	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Translation Accumulated Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings/accumulated losses	36,733	0
2.05.07	Advances for future capital increase	0	0

09.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 -1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
3.01	Gross Sales and/or Services	565,811	565,811	352,355	352,355
3.01.01	Real estate development and sales	558,512	558,512	351,987	351,987
3.01.02	Construction services rendered	7,299	7,299	368	368
3.02	Gross Sales Deductions	(23,924)	(23,924)	(11,945)	(11,945)
3.02.01	Taxes on sales and services	(21,710)	(21,710)	(10,415)	(10,415)
3.02.02	Brokerage fee on sales	(2,214)	(2,214)	(1,080)	(1,080)
3.03	Net Sales and/or Services	541,887	541,887	340,860	340,860
3.04	Cost of Sales and/or Services	(387,248)	(387,248)	(230,723)	(230,723)
3.04.01	Cost of Real estate development	(387,248)	(387,248)	(230,723)	(230,723)
3.05	Gross Profit	154,639	154,639	110,137	110,137
3.06	Operating Expenses/Income	(89,838)	(89,838)	(53,672)	(53,672)
3.06.01	Selling Expenses	(46,606)	(46,606)	(21,419)	(21,419)
3.06.02	General and Administrative	(55,918)	(55,918)	(36,085)	(36,085)
3.06.02.01	Profit sharing	(1,352)	(1,352)	(4,152)	(4,152)
3.06.02.02	Stock option plan expenses	(8,567)	(8,567)	(4,327)	(4,327)
3.06.02.03	Other Administrative Expenses	(45,999)	(45,999)	(27,606)	(27,606)
3.06.03	Financial	(9,209)	(9,209)	14,011	14,011
3.06.03.01	Financial income	35,527	35,527	18,594	18,594
3.06.03.02	Financial Expenses	(44,736)	(44,736)	(4,583)	(4,583)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	20,787	20,787	(10,179)	(10,179)
3.06.05.01	Depreciation and Amortization	(7,982)	(7,982)	(9,441)	(9,441)
3.06.05.02	Gain on partial sale of Fit Residencial	52,600	52,600	0	0
3.06.05.03	Other Operating expenses	(23,831)	(23,831)	(738)	(738)
3.06.06	Earnings (losses) on equity of investees	1,108	1,108	0	0
3.07	Total operating profit	64,801	64,801	56,465	56,465
3.08	Total non-operating (income) expenses, net	0	0	0	0

09.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 -1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
3.8.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes/profit sharing	64,801	64,801	56,465	56,465
3.10	Provision for income tax and social contribution	(6,312)	(6,312)	(3,762)	(3,762)
3.11	Deferred Income Tax	(10,001)	(10,001)	(9,817)	(9,817)
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0	0
3.14	Minority interest	(11,755)	(11,755)	(3,039)	(3,039)
3.15	Net income for the Period	36,733	36,733	39,847	39,847
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	129,963	129,963	129,463	129,463
	EARNINGS PER SHARE (Reais)	0.28264	0.28264	0.30779	0.30779
	LOSS PER SHARE (Reais)

10.01 - STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 -1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
4.01	Net cash from operating activities	(70,853)	(70,853)	(147,671)	(147,671)
4.01.01	Cash generated in the operations	56,966	56,966	90,520	90,520
4.01.01.01	Net Income for the year	36,733	36,733	39,847	39,847
4.01.01.02	Stock options expenses	8,567	8,567	4,327	4,327
4.01.01.03	Gain on partial sale of Fit Residencial	(52,600)	(52,600)	0	0
4.01.01.04	Unrealized interest and charges, net	46,283	46,283	27,088	27,088
4.01.01.05	Deferred income tax and social contribution	10,001	10,001	9,817	9,817
4.01.01.06	Depreciation and amortization	9,255	9,255	12,258	12,258
4.01.01.07	Amortization of negative goodwill	(1,273)	(1,273)	(2,817)	(2,817)
4.01.02	Variation on Assets and Liabilities	(127,819)	(127,819)	(238,191)	(238,191)
4.01.02.01	Trade accounts receivable	(475,055)	(475,055)	(167,232)	(167,232)
4.01.02.02	Properties for sale	180,750	180,750	(217,949)	(217,949)
4.01.02.03	Other Receivables	11,406	11,406	(40,691)	(40,691)
4.01.02.04	Deferred selling expenses	(1,943)	(1,943)	(13,511)	(13,511)
4.01.02.05	Prepaid expenses	(206)	(206)	(2,453)	(2,453)
4.01.02.06	Obligations for purchase of real state	1,940	1,940	119,868	119,868
4.01.02.07	Taxes, charges and contributions	21,516	21,516	8,087	8,087
4.01.02.08	Contingencies	(1,511)	(1,511)	(140)	(140)
4.01.02.09	Suppliers	(4,642)	(4,642)	29,085	29,085
4.01.02.10	Advances from customers	55,036	55,036	(5,169)	(5,169)
4.01.02.11	Payroll, profit sharing and related charges	30,535	30,535	(2,221)	(2,221)
4.01.02.12	Other accounts payable	(787)	(787)	4,951	4,951
4.01.02.13	Credit assignments, net	(17,912)	(17,912)	46,094	46,094
4.01.02.14	Minority interest	73,054	73,054	3,090	3,090
4.01.03	Others	0	0	0	0
4.02	Net cash of investing activities	1,870	1,870	(16,420)	(16,420)

10.01 - STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 -1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
10.02.01	Purchase of property and equipment and intangible assets	1,870	1,870	(4,359)	(4,359)
4.02.02	Capital contribution in subsidiary companies	0	0	(12,061)	(12,061)
4.02.03	Acquisition of investments	0	0	0	0
4.03	Net cash from financing activities	(35,741)	(35,741)	373,307	373,307
4.03.01	Capital increase	0	0	125	125
4.03.02	Loans and financing obtained	51,631	51,631	97,159	97,159
4.03.03	Repayment of loans and financing	(87,349)	(87,349)	(23,969)	(23,969)
4.03.04	Assignment of credits receivable, net	(23)	(23)	(8)	(8)
4.03.05	Contributions from ventures partners	0	0	300,000	300,000
4.04	Foreign Exchange Variation over Cash and Cash Equivalents	0	0	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	(104,724)	(104,724)	209,216	209,216
4.05.01	Cash and cash equivalents at the beginning of the period	605,502	605,502	517,420	517,420
4.05.02	Cash and cash equivalents at the end of the period	500,778	500,778	762,636	762,636

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 TO 03/31/2009 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.04	Net Income/Loss for the period	0	0	0	0	36,733	0	36,733
5.05	Allocation	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Translation accumulated adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in stock capital	0	0	0	0	0	0	0
5.09	Realization of revenue reserves	0	6,190	0	0	0	0	6,190
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,229,517	188,315	0	200,777	36,733	0	1,655,342

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 TO 03/31/2009 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.04	Net Income/Loss for the period	0	0	0	0	36,733	0	36,733
5.05	Allocation	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Translation accumulated adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in stock capital	0	0	0	0	0	0	0
5.09	Realization of revenue reserves	0	6,190	0	0	0	0	6,190
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,229,517	188,315	0	200,777	36,733	0	1,655,342

06.01 – NOTES TO QUARTERLY INFORMATION

(In thousands of Brazilian reais, unless otherwise stated)

1 Operations

Gafisa S.A. and its subsidiaries (collectively, the "Company") started its operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate clients; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other Brazilian or foreign companies which have similar objectives as the Company's.

The Company forms jointly-controlled ventures (Special Purpose Entities - SPEs) and participates in consortia and condominiums with third parties as a means of meeting its objectives. The controlled entities share the structure and corporate, managerial and operating costs with the Company.

On September 1, 2008, the Company and Construtora Tenda S.A. ("Tenda") merged Tenda and Fit Residencial Empreendimentos Imobiliários Ltda. (“Fit Residencial”), by means of a Merger Protocol and Justification. On October 3, 2008, this Merger Protocol and Justification was approved by Gafisa’s Board of Directors, as well as the first Amendment to the Protocol. Upon exchange of Fit Residencial quotas for Tenda shares, the Company received 240,391,470 common shares, representing 60% of total and voting capital of Tenda after the merger of Fit Residencial, in exchange for 76,757,357 quotas of Fit Residencial. The Tenda shares received by the Company in exchange for Fit Residencial quotas will have the same rights, attributed on the date of the merger of the shares by the Company, and will receive all benefits, including dividends and distributions of capital that may be declared by Tenda as from the merger approval date. On October 21, 2008, the merger of Fit Residencial into Tenda was approved at an Extraordinary Shareholders’ Meeting by the Company’s shareholders (Note 8).

On February 27, 2009, Gafisa and Odebrecht Empreendimentos Imobiliários S.A. announced an agreement for the dissolution of their partnership in Bairro Novo Empreendimentos Imobiliários S.A., terminating the Shareholders’ Agreement in effect between the partners. Accordingly, Gafisa is no longer a partner in Bairro Novo Empreendimentos Imobiliários S.A. The real estate ventures that were being conducted together by the parties began to be carried out separately, Gafisa will develop the Bairro Novo Cotia real estate venture, whereas Odebrecht Empreendimentos Imobiliários S.A.will develop other ventures of the dissolved partnership, in addition to operating Bairro Novo Empreendimentos Imobiliários S.A.

2 Presentation of the Quarterly Information

This quarterly information was approved by the Board of Directors in its meeting held on May 8, 2009.

(a) Basis of presentation

The quarterly information (“ITR”) was prepared in accordance with accounting practices adopted in Brazil as determined by the Brazilian Corporate Law (“Corporate Law”), the Accounting Standards Committee (“CPC”), the Federal Accounting Council (“CFC”), the IBRACON – Institute of Independent Auditor of Brazil (“IBRACON”) and additional regulations and resolutions of the Brazilian Securities Commission (“CVM”). The Company opted, as provided for by the CVM/SNC/SEP Circular Letter No. 02/2009, to present quarterly information for the quarter ended March 31, 2008 on a comparative basis to the current quarter.

The effects of changes to Brazilian GAAP on shareholders' equity and results of operations as at and for the quarter ended March 31, 2008 are as follows:

	Parent
	company	Consolidated

Shareholders’ equity as originally reported as of March 31, 2008	1,572,534	1,572,534
Adjustment to present value of assets and liabilities	(26,202)	(49,904)
Barter transactions – Percentage of Completion	10,380	10,380
Warranty provision	(9,509)	(15,661)
Depreciation of sales stands, facilities
model apartments and related furnishings	(12,311)	(14,175)
Other	13,335	7,345
Equity in results	(9,116)
Minority interest	-	28,592

Shareholders’ equity adjusted as of March 31, 2008	1,539,111	1,539,111

	Parent
	company	Consolidated

Net income as originally reported for the quarter ended March 31, 2008	41,646	41,646
Adjustment to present value of assets and liabilities	7,651	7,350
Barter transactions (*)	-	-
Stock option plans	(3,882)	(4,327)
Warranty provision	(807)	(1,381)
Depreciation of sales stands, facilities,
model apartments and related furnishings	(2,361)	(3,273)
Other	(75)	(456)
Equity in results	(2,325)	-
Minority interest	-	287

Net income adjusted for the quarter ended March 31, 2008	39,847	39,847

(*) There were no new barter transactions for the quarter ended March 31, 2008.

(i) Cash equivalents

The Company classifies highly-liquid short-term investments which are readily convertible into a known amount of cash and subject to an insignificant risk of change in value as Cash equivalents, pursuant to CPC No. 03, "Statement of Cash Flows".

(ii) Investments

The Company considered the effects of equity in results and minority interest in the adjustments related to the initial adoption of the Law in the financial statements.

(iii) Financial instruments and fair value

Pursuant to CPC No. 14, "Financial Instruments: Recognition, Measurement and Evidence", financial instruments are classified among four categories: (i) financial assets or liabilities measured at fair value through income, (ii) held to maturity, (iii) loans and receivables, and (iv) available for sale. The classification depends upon the purpose for which the financial assets and liabilities were acquired. Management classifies its financial assets and liabilities when initially recognized.

At March 31, 2009 and December 31, 2008, the Company elected to apply the fair value option to certain financial assets (swap contracts) and liabilities (foreign currency liabilities), recording these at fair value through income, thereby mitigating volatility from inconsistent measurement basis.

For financial assets without an active market or market listing, the Company measures the fair value by applying valuation techniques. These techniques include the use of recent transactions with third parties, benchmarking against other instruments that are substantially similar, analysis of discounted cash flows and option pricing models, always maximizing sources of information provided by the market and minimizing management sourced data. The Company evaluates if there is objective evidence of asset impairment at the balance sheet date, indicating that a financial asset or a group of financial assets is recorded at an amount which exceeds its recoverable amount.

(iv) Debenture and share issuance expenses

As per CPC No. 08, "Transaction Costs and Premiums on Issuance of Securities", share issuance expenses are accounted for as a direct reduction of capital raised. Transaction costs and premiums on issuance of debt securities are amortized over the terms of the security and the balance is presented net of issuance expenses.

(v) Stock options

As approved by its Board of Directors, the Company offers to its selected executives share-based compensation plans ("Stock Options").

CPC No. 10, "Share-based Compensation" requires that the options, calculated at the grant date, be recognized as an expense against shareholders' equity, over the period the services are rendered through the vesting date.

(vi) Deferred charges

As required by CPC No. 13, "Initial Adoption of Law 11,638/07 and MP No. 449/08”, deferred pre-operating expenses were written off to retained earnings at the transition date (January 1, 2006 in the case of the Company). Additionally, the amortization recorded as expenses in results for the quarter were reversed and the additions prior to the initial adoption of the Law 11,638/07 (the ’Law”) were written off to retained earnings.

(vii) Adjustment to present value of assets and liabilities

In conformity with CPC No. 12, "Adjustment to Present Value", the assets and liabilities arising from long-term transactions were adjusted to present value.

As specified by CPC Interpretation ("CPC (O)") No. 01, "Real Estate Development Entities", for inflation-indexed receivables arising from installment sales of unfinished units, the receivables formed prior to delivery of the units which, do not accrue interest, were discounted to present value. The present value adjustment is accreted to Net operating revenue as the Company finances its clients through delivery of the units. The present value reversal recognized in the Real estate development revenue for the quarters ended March 31, 2009 and 2008 were R$ (1,271) and R$ 6,804 (parent company), and R$ 1,798 and R$ 8,231 (consolidated), respectively.

As interest from loans used to finance the acquisition of land for development and construction is capitalized, the accretion of the present value adjustment arising from the obligation is recorded in Real estate development operating costs or against inventories of Properties for sale, as the case may be, until the construction phase of the venture is completed. The present value adjustments accreted to Real estate development operating costs for the quarters ended March 31, 2009 and 2008 were R$ (2,252) and R$ 847 of income (parent company), and R$ (2,775) and R$ (881) (consolidated), respectively.

(viii) Warranty provision

Consistent with CPC (O) No. 01, “Real Estate Development Entities”, the Company records a provision for warranties, unless a third party provides warranties for the services rendered during construction. The warranty term is five years from the delivery of the unit.

(ix) Barter transactions

As per CPC (O) No. 01, “Real Estate Development Entities”, for barter transactions of land in exchange for units, the value of land acquired by the Company is calculated based on the fair value of real estate units to be delivered, and recorded in inventories of Properties for sale against liabilities for Advances from clients, at the time the barter agreement is signed. The percentage-of-completion criteria adopted for appropriation of income is also applied to these transactions.

(x) Sales stands, facilities, model apartments and related furnishings

As per CPC (O) No. 01, “Real Estate Development Entities”, expenditures incurred for the construction of sales stands, facilities, model apartments and related furnishings are capitalized as Property and equipment. Depreciation commences upon launch of the development and is recorded over the average term of one year, and subject to periodical analysis of asset impairment.

(xi) Tax effects and Transitory Tax Regime (“RTT”)

The income tax and social contribution effects arising from the initial adoption of the Law and MP No. 449/08 were recorded based on the pre-existing tax regulations.

Gafisa S.A. and its subsidiaries’ elections to follow the provisions of the RTT, as provided for by MP No. 449/08, will be declared in the corporate income tax returns (DIPJ) for 2009.

(b) Use of estimates

The preparation of quarterly information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the quarterly information and the reported amounts of revenues and expenses during the reporting period. The quarterly information includes estimates that are used to determine certain items, including, among others, the estimated costs of the ventures, allowance for doubtful accounts, warranty provision, provisions necessary for the non-recovery of assets, the provision for credits not recognized related to deferred tax, and the recognition of contingent liabilities. Actual results may differ from the estimates.

(c) Consolidation principles

The consolidated quarterly information includes the accounts of Gafisa S.A. and those of all of its subsidiaries (Note 8), with separate disclosure of the participation of minority shareholders. The proportional consolidation method is used for investments in jointly-controlled investees, which are all governed by shareholder agreements; as a consequence, assets, liabilities, revenues and costs are consolidated based on the proportion of the equity interest the Company holds in the capital of the investee.

All significant intercompany accounts and transactions are eliminated upon consolidation, including investments, current accounts, dividends receivable, income and expenses and unrealized results among consolidated companies.

Transactions and balances with related parties, shareholders and investees are disclosed in the respective notes.

The statement of changes in shareholders' equity reflects the changes in Gafisa S.A.'s parent company's books.

3 Significant Accounting Practices

The more significant accounting practices adopted in the preparation of the quarterly information is as follows:

(a) Recognition of results

(i) Real estate development and sales

Revenues, as well as costs and expenses directly related to real estate development units sold, are recognized over the course of the construction period of the projects, based on a financial measure of completion, and not at the time of execution of the agreements for the sale of units or the receipt of the amounts corresponding to the sale of units.

For completed units, the result is recognized when the sale is made, regardless of the receipt of the contractual amount, provided that the following conditions are met: (a) the result is determinable, that is, the collectibility of the sale price is reasonably assured or the amount that will not be collected can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The collectibility of the sales price is demonstrated by the client's commitment to pay, which in turn is supported by initial and continuing investment.

For the sales of unfinished units, the following procedures and rules were observed:

.. The incurred cost (including the costs related to land) corresponding to the units sold is fully appropriated to the result.

.. The percentage of incurred cost (including costs related to land) is measured in relation to total estimated cost, and this percentage is applied to the revenues from units sold, determined in accordance with the terms established in the sales contracts, thus determining the amount of revenues and selling expenses to be recognized.

.. Any amount of revenues recognized that exceeds the amount received from clients is recorded as a current or long-term asset. Any amount received in connection with the sale of units that exceeds the amount of revenues recognized is recorded as "Obligations for purchase of land and Advances from clients".

.. Interest and inflation-indexation charges on accounts receivable as from the time the client takes possession of the property, as well as the adjustment to present value of accounts receivable, are appropriated to results from the development and sale of real estate using the accrual basis of accounting.

.. The financial charges on accounts payable for the acquisition of land and real estate credit operations during the construction period are appropriated to incurred costs, and recognized in results upon the sale of the units of the venture to which they are directly related.

The taxes on the difference between the revenues from real estate development and the accumulated revenues subject to tax are calculated and recognized when the difference in revenues is recognized.

The other income and expenses, including advertising and publicity, are appropriated to the results as they are incurred using the accrual basis of accounting.

(ii) Construction services and Revenues and costs related to barter transactions

Revenues from real estate services consist primarily of amounts received in connection with construction management activities for third parties, technical management and management of real estate. The revenues recognized as services are rendered, net of the corresponding costs incurred, were R$ 18,145 (consolidated) and R$ 13,845 (parent company) for the quarter ended March 31, 2009 and R$ 10,749 (consolidated) and R$ 7,038 (parent company) as of March 31, 2008.

Revenues, as well as costs incurred from barter transactions are appropriated to income over the course of the construction period of the projects based on the financial measure of completion. The revenue from barter transactions is recognized net of the corresponding costs incurred under Real estate development revenue. In the quarter ended March 31, 2009, revenues and costs each totaled R$ 7,963 (parent company) and R$ 8,592 (consolidated) (March 31, 2008 – R$ 13,893 (parent company and consolidated).

(b) Cash and cash equivalents

These consist primarily of bank certificates of deposit and investment funds, denominated in reais, having a ready market and original maturity of 90 days or less or in regard to which there are no penalties or other restrictions for early redemption, recognized at market value.

At March 31, 2009 and December 31, 2008, the amount related to investment funds is recorded at market value.

Investment funds in which the Company is the sole owner are fully consolidated.

(c) Receivables from clients

These are stated at cost plus accrued interest and indexation adjustments, net of adjustment to present value. The allowance for doubtful accounts, when necessary, is provided in an amount considered sufficient by management to meet expected losses.

The installments due are indexed based on the National Civil Construction Index (INCC) during the construction phase, and based on the General Market Prices Index (IGP-M) after delivery of the units. The balance of the accounts receivable (after delivery) generally accrues annual interest of 12%. The financial revenues are recorded in Real estate development ; interest recognized as of March 31, 2009 and 2008 totaled R$ 10,409 and R$ 3,312 (parent company) and R$ 16,176 and R$ 7,986 (consolidated), respectively.

(d) Certificates of real estate receivables (CRIs)

The Company assigns receivables for the securitization and issuance of mortgage-backed securities ("CRI"). When this assignment does not involve right of recourse, it is recorded as a reduction of accounts receivable. When the transaction involves recourse against the Company, the accounts receivable sold is maintained on the balance sheet. The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure the receivables that were assigned, are recorded in the balance sheet in Long-term receivables at fair value.

(e) Receivables securitization fund ("FIDC”)

The Company consolidates its receivables securitization fund (FIDC), in which it holds subordinated quotas, subscribed and paid in by the Company in receivables.

Pursuant to CVM Instruction No. 408, the consolidation by the Company of FDIC considers, among other factors: (a) whether the Company still has control over the assigned receivables, (b) whether it still retains any right in relation to assigned receivables, (c) whether it still bears the risks and responsibilities for the assigned receivables, and (d) whether the Company pledges guarantees to FIDC investors in relation to the expected receipts and interests, formally or otherwise.

Upon consolidating the FIDC, the Company presents the receivables in Accounts receivables from clients, and the FIDC quotaholders equity is reflected in Minority interests, the balance of subordinated quotas held by the Company being eliminated upon consolidation process.

The financial expenses from these transactions are appropriated on a pro rata basis as Financial expenses.

(f) Properties for sale

Land is stated at cost of acquisition. Land is recorded only after the deed of property is registered. The Company also acquires land through barter transactions where, in exchange for the land acquired, it undertakes to deliver (a) real estate units under development or (b) part of the sales revenues originating from the sale of the real estate units. Land acquired through barter transaction is stated at fair value.

Properties are stated at construction cost, which does not exceed net realizable value. In the case of real estate developments in progress, the portion in inventories corresponds to the cost incurred for units that have not yet been sold. The cost comprises construction (materials, own or outsourced labor and other related items) and land, including financial charges appropriated to the development as incurred during the construction phase.

When the cost of construction of properties for sale exceeds the expected cash flow from sales, once completed or still under construction, an impairment charge is recognized in the period when the book value is considered no longer to be recoverable. This analysis is consistently applied to residential ventures targeted at the low, medium and high income markets, regardless of their geographic region or construction phase.

Properties for sale are reviewed to evaluate the recovery of the book value of each real estate development when events or changes in macroeconomic scenarios indicate that the book value may not be recoverable. If the book value of a real estate development is not recoverable, compared to its realizable value through expected cash flows, a provision is recorded.

The Company capitalizes interest on developments during the construction phase, arising from the National Housing System and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount). Interest capitalized in the quarter ended March 31, 2009 totaled R$ 16,292 (parent company) and R$ 24,236 (consolidated) (December 31, 2008 – R$ 29,002 (parent company) and R$ 33,669 (consolidated)).

(g) Deferred selling expenses

These include brokerage expenditures, recorded in results following the same percentage-of-completion criteria adopted for the recognition of revenues. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

(h) Warranty provision

At March 31, 2009 and December 31, 2008, the Company and its subsidiaries presented a provision to cover expenditures for repairing construction defects covered during the warranty period, amounting to R$ 13,257 and R$ 11,900 (consolidated), respectively, excluding subsidiaries that operate with outsourced companies, which provide warranty on the construction services provided. The warranty period is five years from the delivery of the unit.

(i) Prepaid expenses

These refer to sundry expenses which are taken to income in the period to which they relate.

(j) Property and equipment

Stated at cost. Depreciation is calculated on straight-line based on the estimated useful life of the assets, as follows: (i) vehicles - 5 years; (ii) office equipment and other installations - 10 years; and (iii) sales stands, facilities, model apartments and related furnishings - 1 year.

(k) Intangible assets

Intangible assets relate to the acquisition and development of computer systems and software licenses, stated at acquisition cost, and are amortized over a period of up to five years.

(l) Investments in subsidiaries and jointly-controlled investees

(i) Net equity value

If the Company holds more than half of the voting capital of another company, the latter is considered a subsidiary company and is consolidated. In situations where shareholder agreements grant the other party veto rights affecting the Company’s business decisions with regards to its subsidiary, such affiliates are considered to be jointly-controlled companies, and are recorded on the equity method. Investments in subsidiaries and jointly-controlled companies are recorded using the equity method in the parent company’s financial statements.

Changes after initial acquisition are adjusted as part of the cost of the investment. Unrealized gains or transactions between the Company and its affiliates and subsidiary companies are eliminated in proportion to the Company's interest; unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset.

When the Company's interest in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion of the net capital deficiency since it assumes obligations to make payments on behalf of these companies or for advances for future capital increase.

The accounting practices of acquired subsidiaries are aligned with those of the parent company, in order to ensure consistency with the practices adopted by the Company.

(ii) Goodwill and negative goodwill on the acquisition of investments

The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the book value of net tangible assets of the acquired subsidiary and negative goodwill when the acquisition cost is lower.

Through December 31, 2008, goodwill was amortized in accordance with the underlying economic basis which considers factors such as the land bank, the ability to generate results from developments launched and/or to be launched and other inherent factors. Pursuant to OCPC No. 02, from January 1, 2009 goodwill is no longer amortized in results for the period.

The Company evaluates at the balance sheet date whether there are any indications of permanent loss and potential adjustments to measure the residual portion not amortized of recorded goodwill, and records an impairment provision, if required, to adjust the carrying value of goodwill to recoverable amounts or to realizable values. If the book value exceeds the recoverable amount, the amount thereof is reduced.

Goodwill that cannot be justified economically is immediately charged to results.

Negative goodwill that is justified economically is appropriated to results at the extent the assets which originated it are realized. Negative goodwill that is not justified economically is recognized in results only upon disposal of the investment.

(m) Obligations for purchase of land and advances from clients (barter transactions)

These are contractual obligations established for purchases of land in inventory (Property for sale) which are stated at amortized cost plus interest and charges, when applicable.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value, as Advances from clients.

(n) Selling expenses

Selling expenses include advertising, promotion, brokerage fees and similar expenses, appropriated to results when incurred.

(o) Taxes on income

Taxes on income in Brazil comprise Federal income tax (25%) and social contribution (9%), as recorded in the statutory accounting records, for entities on the taxable profit regime, for which the composite statutory rate is 34%. Deferred taxes are provided on all temporary tax differences.

As permitted by tax legislation, certain subsidiaries and jointly-controlled companies, the annual billings of which were lower than a specified amount, opted for the presumed profit regime. For these companies, the income tax basis is calculated at the rate of 8% on gross revenues plus financial income and for the social contribution basis at 12% on gross revenues plus financial income, upon which the income tax and social contribution rates, 25% and 9%, respectively, are applied.

The deferred tax assets are recognized to the extent that future taxable income is expected to be available to be used to offset temporary differences based on the budgeted future results prepared based on internal assumptions. New circumstances and economic scenarios may, change the estimates.

Deferred tax assets arising from net operating losses have no expiration dates, though offset is restricted to 30% of annual taxable income. Taxable entities on the presumed profit regime cannot offset prior year losses against tax payable.

In the event realization of deferred tax assets is not considered to be probable, no amount is recorded (Note 15). Reclassifications from results to shareholders' equity, when applicable, are made net of taxes.

(p) Other current and long-term liabilities

These liabilities are stated on the accrual basis at their known or estimated amounts, plus, when applicable, the corresponding indexation charges and foreign exchange gains and losses.

The liability for future compensation of employee vacations earned is fully accrued.

Gafisa S.A. and its subsidiaries do not offer private pension plans or retirement plan to employees.

(q) Stock option plans

The fair value of services received from the plan participants, in exchange for options, is determined in relation to the fair value of shares, on the grant date of each plan and recognized as expense through the vesting date.

(r) Profit sharing program for employees and officers

The Company provides for the distribution of profit sharing benefits and bonuses to employees recognized in results in General and administrative expenses.

Additionally, the Company's bylaws establish the distribution of profit sharing to executive officers (in an amount that does not exceed the lower of (i) their annual compensation or (ii) 10% of the Company's net income).

The bonus systems operate on a three-tier performance-based structure in which the corporate efficiency targets as approved by the Board of Directors must first be achieved, followed by targets for the business units and finally individual performance targets.

(s) Present value adjustment

Certain asset and liability items were adjusted to present value based on discount rates that reflect management's best estimate of the value of money over time and the specific risks of the asset and the liability.

(t) Cross-currency interest rate swap and derivative transactions

The Company has derivative instruments for the purposes of mitigating the risk of its exposure to the volatility of currencies, indices and interest rates, recognized at fair value directly in income. In accordance with its treasury policies, the Company does not acquire or issue derivative financial instruments for speculative purposes.

(u) Financial liabilities recorded at fair value

The Company designated certain loans denominated in foreign currency as financial liabilities at fair value through income. These transactions are directly linked to the cross-currency interest rate swaps and are recognized at fair value. Changes in the fair value of financial liabilities are directly recognized in results.

(v) Impairment of financial assets

At each balance sheet date, or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable, the Company evaluates whether there are any indications of impairment of a financial asset or group of financial assets in relation to the market value, and its ability to generate positive cash flows to support its realization. A financial asset or group of financial assets is considered impaired when there is objective evidence of a decrease in recoverable value as a result of one or more events that occurred after the initial recognition of the asset, which impact estimated future cash flows.

(x) Earnings per share

Earnings per share are calculated based on the number of shares outstanding at the end of each year, net of treasury shares.

4 Cash, Cash Equivalents and Financial Investments

	Parent company		Consolidated

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Cash and cash equivalents
Cash and banks	42,378	15,499	120,169	73,538
Cash equivalents
Investment funds	2,202	65,296	63,932	149,772
Securities purchased under agreement to resell	1,004	31,761	10,170	114,286
Bank Certificates of Deposits – CDBs	18,230	49,320	195,376	185,334
Other	-	3,340	-	5,644

Total cash and cash equivalents	63,814	165,216	389,647	528,574

Restricted cash in guarantee to loans	34,370	6,911	111,131	76,928

Total cash, cash equivalents and financial investments	98,184	172,127	500,778	605,502

At March 31, 2009 and December 31, 2008, Bank Deposit Certificates – CDBs include earned interest from 95% to 107%.

Pursuant to CVM Instruction No. 408/04, investments funds in which the Company has an exclusive interest are consolidated.

5 Receivables from clients

	Parent company		Consolidated

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Current	760,943	785,025	1,392,606	1,254,594
Non-current	332,772	189,890	1,200,994	863,950

	1,093,715	974,915	2,593,600	2,118,544

The balance of accounts receivable from the units sold and not yet delivered is limited to the portion of revenues accounted for net of the amounts already received.

The balances of advances from clients (development and services), which exceed the revenues recorded in the period, amount to R$ 140,122 in consolidated at March 31, 2009 (December 31, 2008 - R$ 91,603), and are classified in Obligations for purchase of land and advances from clients.

The allowance for doubtful accounts for Tenda totaled R$ 19,628 (consolidated) at March 31, 2009 (December 31, 2008 – R$ 18,815), and is considered sufficient by the Company's management to cover future losses on the realization of accounts receivable of this subsidiary.

An allowance for doubtful accounts is not considered necessary, except for Tenda, since the history of losses on accounts receivable is insignificant. The Company's evaluation of the risk of loss takes into account that these credits refer mostly to developments under construction, where the transfer of the property deed only takes place after the settlement and/or negotiation of the client receivables.

At March 31, 2009 and December 31, 2008, the balance of accounts receivable was reduced by an adjustment to present value of R$ 62,901 and R$ 62,266 (consolidated).

On March 31, 2009, the Company carried out a FIDC transaction, which consists of an assignment of a portfolio comprising select residential and commercial real estate receivables arising from Gafisa and its subsidiaries. This portfolio was assigned and transferred to “Gafisa FIDC” which issued Senior and Subordinated quotas. This first issuance of senior quotas was made through an offering restricted to qualified investors.

Subordinated quotas were subscribed exclusively by Gafisa. S.A. Gafisa FDIC acquired the portfolio of receivables at a discount rate equivalent to the interest rate of finance contracts.

Gafisa S.A. provides services to Gafisa FDIC including the reconciliation of receivables collections owned by the fund and the collection of past due receivables. Gafisa S.A can be replaced by another collection in the event of non-fulfillment of the collection service described in the contract.

The Company assigned a receivables portfolio of R$ 119,622 to Gafisa FIDC in exchange for cash, which was the equivalent, at the transfer date, discounted to present value, of R$ 88,664 (respectively, R$ 119,622 discounted to present value at March 31, 2009). Gafisa FIDC issued Senior and Subordinated quotas. The subordinated quotas were fully subscribed by Gafisa S.A., representing approximately 21% of the amount issued, totaling R$ 18,958 (present value) – (Note 8). Senior and Subordinated quota receivables are indexed to the IGP-M and incur interest at 12% per year.

The Company has consolidated Gafisa FIDC in its financial statements, which at March 31, 2009 presented receivables of R$ 88,864 (Accounts of receivables from clients), and R$ 69,706 recorded as Minority interests, the balance of subordinated quotas held by the Company being eliminated on consolidation.

6 Properties for sale

	Parent company		Consolidated

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Land	434,932	371,157	724,105	750,555
Property under construction	371,934	560,577	973,884	1,181,930
Completed units	34,000	29,388	150,237	96,491

	840,866	961,122	1,848,226	2,028,976

Current portion	685,620	778,203	1,623,614	1,695,130
Non-current portion	155,246	182,919	224,612	333,846

The Company has undertaken commitments to build units bartered for land, accounted for based on the fair value of the bartered units. At March 31, 2009 and December 31, 2008, the balance of land acquired through barter transactions totaled R$ 112,847 and R$ 158,133 (parent company) and R$ 173,397 and R$ 169,658 (consolidated).

Financial charges at March 31, 2009 amounted to R$ 75,153 (parent company) and R$ 91,254 (consolidated) (Note 9).

7 Other accounts receivable

	Parent company		Consolidated

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Current accounts related to
Real estate ventures (*)	546,297	510,008	48,448	60,511
Advances to suppliers	8,457	32,266	46,937	53,084
Credit assignment receivables	7,828	7,990	7,822	7,990
Client financing to be released	4,392	4,392	5,009	4,392
Deferred PIS and COFINS	5,773	5,773	13,066	10,187
Recoverable taxes	10,542	7,383	15,734	18,905
Advances for future capital increase	52,636	49,575	-	1,644
Other	2,656	3,209	770	26,062

	638,581	620,596	137,786	182,775

(*) The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the constitution of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective participation percentage, which are not subject to indexation or financial charges and do not have a predetermined maturity date. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. Other payables to partners of real estate ventures are presented separately.

8 Investments in subsidiaries

In January 2007, upon the acquisition of 60% of AUSA, arising from the merger of Catalufa Participações Ltda., a capital increase of R$ 134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$ 170,941 recorded based on expected future profitability, which is being amortized exponentially and progressively up to December 31, 2008 to match the estimated profit before taxes of AUSA on accrual basis of accounting. From January 1, 2009, the goodwill from the acquisition of AUSA is no longer amortized according to the new accounting practices; however, it will be evaluated, at least annually, in a context of evaluation of recoverable value and potential losses. The Company has a commitment to purchase the remaining 40% of AUSA's capital stock based on the fair value of AUSA, evaluated at the future acquisition dates, the purchase consideration for which cannot yet be calculated and, consequently, is not recognized. The contract for acquisition provides that the Company undertakes to purchase the remaining 40% of AUSA in the following five years (20% in January 2010 and 20% in January 2012) for settlement in cash or shares, at the Company's sole discretion.

On October 26, 2007, the Company acquired 70% of Cipesa and Gafisa S.A. and Cipesa incorporated a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa has 30%. Gafisa S.A. made a contribution in Nova Cipesa of R$ 50,000 in cash and acquired the shares which Cipesa held in Nova Cipesa amounting for R$ 15,000, paid on October 26, 2008. Cipesa is entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014, not to exceed R$ 25,000. Accordingly, the Company’s purchase consideration totaled R$ 90,000 and goodwill amounting to R$ 40,686 was recorded, based on expected future profitability. From January 1, 2009, according to the new accounting practices, the goodwill from the acquisition of Nova Cipesa will be evaluated, at least annually, in a context of evaluation of recoverable value and potential losses.

In November 2007, the Company acquired for R$ 40,000 the remaining interest in certain ventures with Redevco do Brasil Ltda. ("Redevco"). As a result of this transaction, the Company recognized negative goodwill of R$ 31,235, based on expected future profitability, which is being amortized exponentially and progressively up to March 31, 2009, based on the estimated profit before taxes on net income of these SPEs. In the quarter ended March 31, 2009, the Company amortized negative goodwill amounting to R$ 1,273 arising from the acquisition of these SPEs (March 31, 2008 – R$ 2,817).

On October 21, 2008, as part of the acquisition of its interest in Tenda (Note 1), the Company contributed the net assets of Fit Residencial amounting to R$ 411,241, acquiring 60% of the shareholders' equity of Tenda, which at that date presented shareholders' equity book value of R$ 1,036,072, with an investment of R$ 621,643. The sale of the 40% quotas of Fit Residencial to Tenda shareholders in exchange for the Tenda shares generated negative goodwill of R$ 210,402, which is based on expected future results, reflecting the gain on the sale of the interest in Fit Residencial (gain on the exchange of shares). This negative goodwill is being amortized over the average construction period (through delivery of the units) of the real estate ventures of Fit Residencial at October 21, 2008. In the quarter ended March 31, 2009, the Company amortized R$ 52,600 of the gain on the partial sale of Fit Residencial.

(a) Ownership interests

(i) Information on investees

	Interest - %		Shareholders’ equity		Net income (loss)

Investees	Mar/09	Dec/08	Mar/09	Dec/08	Mar/09	Mar/08

Tenda	60.00	60.00	1,075,274	1,062,214	11,040	-
Fit Residencial		60.00	-	-	-	(1,526)
SPE Cotia	100.00		83,663	-	272	-
Bairro Novo		50.00	-	8,164	-	(3,544)
AUSA	60.00	60.00	64,809	69,211	(4,759)	9,452
Cipesa Holding	100.00	100.00	62,121	62,157	(98)	43)
Península SPE1 S.A.	50.00	50.00	(785)	(1,139)	354	231
Península SPE2 S.A.	50.00	50.00	631	98	533	95
Res. Das Palmeiras SPE Ltda.	100.00	100.00	2,299	2,545	9	23
Gafisa SPE 40 Ltda.	50.00	50.00	5,264	5,841	(288)	873
Gafisa SPE 42 Ltda.	50.00	50.00	8,060	6,997	1,060	(63)
Gafisa SPE 44 Ltda.	40.00	40.00	(436)	(377)	(58)	(62)
Gafisa SPE 45 Ltda.	99.80	99.80	(450)	1,058	(1,506)
Gafisa SPE 46 Ltda.	60.00	60.00	5,578	5,498	498	1,080
Gafisa SPE 47 Ltda.	80.00	80.00	8,272	6,639	(10)	(1)
Gafisa SPE 48 Ltda.	99.80	99.80	24,304	21,656	3,371	1,259
Gafisa SPE 49 Ltda.	99.80	99.80	(58)	(58)	-	(1)
Gafisa SPE 53 Ltda.	80.00	60.00	3,234	2,769	242	225
Gafisa SPE 55 Ltda.	99.80	99.80	23,245	20,540	2,746	(1)
Gafisa SPE 64 Ltda.	99.80	99.80	-	-	-	(22
Gafisa SPE 65 Ltda.	70.00	70.00	3,021	(281)	174	(22)
Gafisa SPE 67 Ltda.	99.80	99.80	-	1	-	-
Gafisa SPE 68 Ltda.	99.80	99.80	-	-	-	-
Gafisa SPE 72 Ltda.	60.00	60.00	879	(22)	(25)	-
Gafisa SPE 73 Ltda.	70.00	70.00	2,913	(155)	(58)	-
Gafisa SPE 74 Ltda.	99.80	99.80	(337)	(330)	(7)	-
Gafisa SPE 59 Ltda.	99.80	99.80	(3)	(2)	(1)	-
Gafisa SPE 76 Ltda.	99.80	99.80	-	-	-	-
Gafisa SPE 78 Ltda.	99.80	99.80	-	-	-	-
Gafisa SPE 79 Ltda.	99.80	99.80	(1)	(1)	(1)	-
Gafisa SPE 75 Ltda.	99.80	99.80	(32)	(27)	(6)	-
Gafisa SPE 80 Ltda.	99.80	99.80	-	-	-	-
Gafisa SPE-85 Empr. Imob.	60.00	60.00	2,543	(756)	238	-
Gafisa SPE-86	99.80	99.80	(249)	(82)	(208)	-
Gafisa SPE-81	99.80	99.80	1	1	-	-
Gafisa SPE-82	99.80	99.80	1	1	-	-
Gafisa SPE-83	99.80	99.80	1	1	-	-
Gafisa SPE-87	99.80	99.80	1	1	-	-
Gafisa SPE-88	99.80	99.80	1	1	-	-
Gafisa SPE-89	99.80	99.80	1	1	-	-
Gafisa SPE-90	99.80	99.80	1	1	-	-
Gafisa SPE-84	99.80	99.80	1	1	-	-
Dv Bv SPE S.A.	50.00	50.00	(428)	(439)	10	18
DV SPE S.A.	50.00	50.00	955	932	23	15
Gafisa SPE 22 Ltda.	100.00	100.00	5,848	5,446	402	155
Gafisa SPE 29 Ltda.	70.00	70.00	234	257	(23)	141
Gafisa SPE 32 Ltda.	80.00	80.00	123	(760)	(97)	(337)
Gafisa SPE 69 Ltda.	99.80	99.80	(460)	(401)	(58)	-
Gafisa SPE 70 Ltda.	55.00	55.00	12,150	6,696	-	-
Gafisa SPE 71 Ltda.	70.00	70.00	1,367	(794)	378	-
Gafisa SPE 50 Ltda.	80.00	80.00	7,675	7,240	670	646

	Interest - %		Shareholders’ equity		Net income (loss)

Investees	Mar/09	Dec/08	Mar/09	Dec/08	Mar/09	Mar/08

Gafisa SPE 51 Ltda.	95.00	90.00	25,893	15,669	7,646	1,385
Gafisa SPE 61 Ltda.	99.80	99.80	(15)	(14)	-	-
Tiner Empr. e Part. Ltda.	45.00	45.00	29,476	26,736	4,097	2,376
O Bosque Empr. Imob. Ltda.	30.00	30.00	9,172	15,854	(26)	-
Alta Vistta	50.00	50.00	5,524	3,428	2,096	769
Dep. José Lages	50.00	50.00	281	34	396	6
Sitio Jatiuca	50.00	50.00	2,821	1,259	1,563	380
Spazio Natura	50.00	50.00	1,400	1,400	-	(3)
Parque Águas	50.00	50.00	(1,113)	(1,661)	547	124
Parque Arvores	50.00	50.00	(1,669)	(1,906)	229	471
Dubai Residencial	50.00	50.00	5,172	5,374	(202)	-
Cara de Cão	65.00	65.00	47,456	40,959	2,448	-
Costa Maggiore	50.00	50.00	3,301	3,892	(591)	(435)
Gafisa SPE-91	100.00	-	1	-	-	-
Gafisa SPE-92	100.00	-	1	-	-	-
Gafisa SPE-93	100.00	-	1	-	-	-
Gafisa SPE-94	100.00	-	1	-	-	-
Gafisa SPE-95	100.00	-	1	-	-	-
Gafisa SPE-96	100.00	-	1	-	-	-
Gafisa SPE-97	100.00	-	1	-	-	-
Gafisa SPE-98	100.00	-	1	-	-	-
Gafisa SPE-99	100.00	-	1	-	-	-
Gafisa SPE-100	100.00	-	1	-	-	-
Gafisa SPE-101	100.00	-	1	-	-	-
Gafisa SPE-102	100.00	-	1	-	-	-
Gafisa SPE-103	100.00	-	1	-	-	-
Gafisa SPE-104	100.00	-	1	-	-	-
Gafisa SPE-105	100.00	-	1	-	-	-
Gafisa FDIC	100.00	-	18,958	-	-	-

(ii) Balances

					Equity in earnings
	Interest - %		Investments		(losses)

Investees	Mar/09	Dec/08	Mar/09	Dec/08	Mar/09	Mar/08

Tenda	60.00	60.00	645,164	637,328	7,836	-
Fit Residencial	60.00	60.00	-	-	-	(1,526)
Bairro Novo	-	50.00	-	4,176	-	(1,772)
SPE Cotia	100.00	-	41,832		136	-
AUSA	60.00	60.00	38,886	41,527	(2,640)	5,692
Cipesa Holding	70.00	70.00	43,412	43,510	(98)	43

			769,294	726,541	5,234	2,437

Península SPE1 S.A.	50.00	50.00	(392)	(569)	177	115
Península SPE2 S.A.	50.00	50.00	316	49	267	48
Res. Das Palmeiras SPE Ltda.	90.00	90.00	2,299	2,290	9	21
Gafisa SPE 40 Ltda.	50.00	50.00	2,632	2,921	(144)	436
Gafisa SPE 42 Ltda.	50.00	50.00	4,030	3,498	530	(31)
Gafisa SPE 59 Ltda.	99.80	99.80	(3)	(2)	(1)
Gafisa SPE 44 Ltda.	40.00	40.00	(174)	(151)	(23)	(25)
Gafisa SPE 45 Ltda.	99.80	99.80	(450)	1,056	(1,506)
Gafisa SPE 46 Ltda.	60.00	60.00	3,455	3,299	299	648

					Equity in earnings
	Interest - %		Investments		(losses)

Investees	Mar/09	Dec/08	Mar/09	Dec/08	Mar/09	Mar/08

Gafisa SPE 47 Ltda.	80.00	80.00	6,618	6,626	(8)	(1)
Gafisa SPE 48 Ltda.	99.80	99.80	24,304	21,656	3,371	1,256
Gafisa SPE 49 Ltda.	99.80	99.80	(58)	(58)	-	(1)
Gafisa SPE 53 Ltda.	60.00	60.00	2,587	1,662	925	135
Gafisa SPE 55 Ltda.	99.80	99.80	23,245	20,540	2,746	(1)
Gafisa SPE 63 Ltda	100.00	100.00	-	-	-	-
Gafisa SPE 64 Ltda	99.80	99.80	-	-	-	-
Gafisa SPE 65 Ltda.	70.00	70.00	2,412	(281)	247	(22)
Gafisa SPE 67 Ltda.	99.80	99.80	-	1	-	-
Gafisa SPE 68 Ltda.	99.80	99.80	-	-	-	-
Gafisa SPE 72 Ltda.	60.00	60.00	703	(22)	(20)	-
Gafisa SPE 73 Ltda.	70.00	70.00	2,330	(154)	(46)	-
Gafisa SPE 74 Ltda.	99.80	99.80	(337)	(330)	(7)	-
Gafisa SPE 59 Ltda.	99.80	99.80	-	(2)	-	-
Gafisa SPE 76 Ltda.	99.80	99.80	-		-	-
Gafisa SPE 78 Ltda.	99.80	99.80	-		-	-
Gafisa SPE 79 Ltda.	99.80	99.80	(1)		(1)	-
Gafisa SPE 75 Ltda.	99.80	99.80	(32)	(27)	(6)	-
Gafisa SPE 80 Ltda.	99.80	99.80	-	-	-	-
Gafisa SPE-85 Empr. Imob.	60.00	60.00	2,034	(378)	191	-
Gafisa SPE-86	99.80	99.80	(124)	(82)	(104)	-
Gafisa SPE-81	99.80	99.80	1	1	-	-
Gafisa SPE-82	99.80	99.80	1	1	-	-
Gafisa SPE-83	99.80	99.80	1	1	-	-
Gafisa SPE-87	99.80	99.80	1	1	-	-
Gafisa SPE-88	99.80	99.80	1,791	1	1,791	-
Gafisa SPE-89	99.80	99.80	1	1	-	-
Gafisa SPE-90	99.80	99.80	1	1	-	-
Gafisa SPE-84	99.80	99.80	1	1	-	-
Dv Bv SPE S.A.	50.00	50.00	477	(219)	11	9
DV SPE S.A.	50.00	50.00	(214)	466	5	7
Gafisa SPE 22 Ltda.	100.00	100.00	5,848	5,446	402	77
Gafisa SPE 29 Ltda.	70.00	70.00	164	180	(16)	99
Gafisa SPE 32 Ltda.	80.00	80.00	98	(760)	(78)	(336)
Gafisa SPE 69 Ltda.	99.80	99.80	(460)	(401)	(58)	-
Gafisa SPE 70 Ltda.	55.00	55.00	6,683	6,683	-	-
Gafisa SPE 71 Ltda.	70.00	70.00	1,094	(794)	303	-
Gafisa SPE 50 Ltda.	80.00	80.00	6,140	5,792	536	517
Gafisa SPE 51 Ltda.	90.00	90.00	24,599	12,535	7,264	1,247
Gafisa SPE 61 Ltda.	99.80	99.80	(15)	(14)	-
Tiner Empr. e Part. Ltda.	45.00	45.00	13,264	12,031	1,844	1,069
O Bosque Empr. Imob. Ltda.	30.00	30.00	5,503	4,756	(231)
Alta Vistta	50.00	50.00	2,762	1,714	1,048	384
Dep. José Lages	50.00	50.00	141	17	198	5
Sitio Jatiuca	50.00	50.00	1,411	629	781	190
Spazio Natura	50.00	50.00	700	700	-	(1)
Parque Águas	50.00	50.00	(556)	(830)	273	(62)
Parque Arvores	50.00	50.00	(834)	(953)	114	235
Dubai Residencial	50.00	50.00	2,586	2,687	(101)	-
Cara de Cão	65.00	65.00	30,846	26,623	1,591	-
Costa Maggiore	50.00	50.00	1,650	1,946	(295)	(217)
Gafisa SPE-91	100.00	-	1	-	-	-
Gafisa SPE-92	100.00	-	1	-	-	-
Gafisa SPE-93	100.00	-	1	-	-	-
Gafisa SPE-94	100.00	-	1	-	-	-
Gafisa SPE-95	100.00	-	1	-	-	-
Gafisa SPE-96	100.00	-	1	-	-	-

					Equity in earnings
	Interest - %		Investments		(losses)

Investees	Mar/09	Dec/08	Mar/09	Dec/08	Mar/09	Mar/08

Gafisa SPE-97	100.00	-	1	-	-	-
Gafisa SPE-98	100.00	-	1	-	-	-
Gafisa SPE-99	100.00	-	1	-	-	-
Gafisa SPE-100	100.00	-	1	-	-	-
Gafisa SPE-101	100.00	-	1	-	-	-
Gafisa SPE-102	100.00	-	1	-	-	-
Gafisa SPE-103	100.00	-	1	-	-	-
Gafisa SPE-104	100.00	-	1	-	-	-
Gafisa SPE-105	100.00	-	1	-	-	-
Gafisa FDIC	100.00	-	18,958	-	-	-

			198,029	139,785	22,278	5,801

			967,323	866,326	27,512	8,238

Provision for loss on investments			3,776	6,026

Subtotal			971,099	872,352

Other investments (*)			315,316	313,118	-	-
CPC adjustments			-	-	-	(2,325)

Total investments			1,286,415	1,185,470	27,512	5,913

(*) In January 2008 the Company formed an unincorporated venture ("SCP"), in which it holds quotas carried at R$ 315,316 (December 31, 2008 – R$ 313,118) at March 31, 2009 (Note 11).

(b) Goodwill (negative goodwill) on acquisition of subsidiaries and deferred gain on partial sale of investments

			3/31/2009

		Accumulated
	Cost	amortization	Net

Goodwill
AUSA	170,941	(18,085)	152,856
Cipesa	40,686	-	40,686
Other	3,741	(2,195)	1,546

	215,368	(20,280)	195,088

			3/31/2009

		Accumulated
	Cost	amortization	Net

Negative goodwill
Redevco	(18,522)	1,273	(17,249)

Deferred gain on partial sale of investment
Tenda	(169,394)	52,600	(116,794)

9 Loans and Financing, net of Cross-Currency Interest Rate Swaps

		Parent company		Consolidated

Type of operation	Annual interest rates	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Working capital
Denominated in US$ (i)	7%	147,116	146,739	147,434	146,739
Denominated in Yen (i)	1.40%	157,222	166,818	158,289	166,818
Swaps - US$/CDI (ii)	US$ + 7%/104% CDI	(29,402)	(32,962)	(29,402)	(32,962)
Swaps - Yen/CDI (ii)	Yen + 1.4%/105% CDI	(40,068)	(53,790)	(40,068)	(53,790)
Other	0.66% to 3.29% + CDI	202,393	211,096	426,264	435,730

		437,261	437,901	662,517	662,535
National Housing System - SFH	TR + 6.2 % to 11.4%	205,553	191,614	380,644	372,255
Downstream merger
obligations	TR + 10% to 12.0%	6,781	8,107	6,781	8,810
Others	TR + 6.2%	4,168	4,167	9,986	4,576

		653,763	641,789	1,059,928	1,048,176

Current portion		345,884	317,236	467,788	447,503
Non-current portion		307,879	324,553	592,140	600,673

(i) Loans and financing classified at fair value through income (Note 16(a)(ii)).
(ii) Derivatives classified as financial assets at fair value through income (Note 16(a)(ii)).
Rates: . CDI – Interbank Deposit Certificate.; . TR – Referential Rate.

.. Downstream merger obligations relate to debt assumed from former shareholders with maturities up to 2013.

.. Funding for working capital and for developments relate to credit lines from financial institutions.

.. The Company has financing agreements with the SFH, the resources from which are released to the Company as construction progresses. At March 31, 2009, the Company has resources approved to be released for 86 ventures amounting to R$ 670,422 (parent company) and R$ 1,051,566 (consolidated) that will be used in future periods, to the extent these developments progress physically and financially, according to the Company’s project schedule.

Loans and financing are guaranteed by sureties of the investors, mortgage of the units, assignment of rights, receivables from clients and the proceeds from the sale of the properties.

Mortgage receivables given in guarantee total R$ 2,319,734. The balance of deposits accounts pledged in guarantee totals R$ 111,131 at March 31, 2009 (Note 4).

The Company obtained loans (working capital) from highly-rated financial institutions. The Company has contracted cross-currency swaps to mitigate currency risks to cover the full amount of the working capital loans (Note 16) and has elected to apply the fair value option to record both the loan and respective derivative instruments at fair value through income.

Consolidated non-current portions at March 31, 2009 mature as follows: R$ 312,777 in 2010, R$ 205,128 in 2011, R$ 43,059 in 2012, R$ 31,176 in 2013.

Financial expenses from loans, finance and debentures are capitalized as part of the cost of each venture, according to the use of funds, and appropriated to results based on the criterion adopted for recognizing revenue, or allocated to results if funds are not used, as shown below:

	Parent company		Consolidated

	3/31/2009	3/31/2008	3/31/2009	3/31/2008

Gross financial charges	53,566	24,551	68,972	30,007
Capitalized financial charges	(16,292)	(20,822)	(24,236)	(25,424)

Net financial charges	37,274	3,729	44,736	4,583

Financial charges included in
Properties for sale

Opening balance	69,208	12,495	84,741	20,698
Capitalized financial charges	16,292	20,822	24,236	25,424
Charges appropriated to income	(10,347)	(3,873)	(17,723)	(7,903)

Closing balance	75,153	29,444	91,254	38,219

10 Debentures

In September 2006, the Company obtained approval for its Second Debenture Placement Program, which allows it to place up to R$ 500,000 in non-convertible simple subordinated debentures secured by a general guarantee.

In June 2008, the Company obtained approval for its Third Debenture Placement Program, which allows it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in two years.

Under the Second and Third Programs, the Company placed 24,000 and 25,000 series debentures, respectively, corresponding to R$ 240,000 and R$ 250,000, with the following features:

		Annual

Program/issuances	Amount	remuneration Maturity	3/31/2009	12/31/2008

Second program /
First issuance	240,000	CDI + 1.30% September 2011	239,552	248,679
Third program /
First issuance	250,000	107.20% CDI June 2018	263,206	255,266

			502,758	503,945

Current portion			60,758	61,945
Non-current portion, principal			442,000	442,000

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these. The first issuance of the Second Program and the first issuance of the Third Program have cross-restrictive covenants in which an event of default or early maturity of any debt above R$ 5,000 and R$ 10,000, respectively, requires the Company to early amortize the first issuance of the Second Program. The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants and measured under Brazilian GAAP at March 31, 2009 and December 31, 2008 are as follows:

	3/31/2009	12/31/2008

Second program – first issuance
Total debt, less SFH debt, less cash, cash equivalents,
and financial investments cannot exceed 75% of	41%	35%
shareholders’ equity
Total receivables from clients from development and
services, plus inventory of finished units, required to
be over 2.0 times total debt	3.6 times	3.3 times

Total debt, less cash, cash equivalents and financial	R$ 1,061.9	R$ 946.6
investments, required to be under R$ 1,0 billion	million	million

Third program – first issuance
Total debt, less SFH debt, less cash, cash equivalents,
and financial investments cannot exceed 75% of	41%	35%
shareholders’ equity
Total accounts receivable plus inventory of finished
units required to be over 2.2 times total debt	5.4 times	5.5 times

At March 31, 2009, the Company’s debt levels had exceeded the limit stipulated by the restrictive covenants. The Company is not in technical breach of the covenants as these are only measured at June 30 and December 31 of each year. The Company is renegotiating the restrictive debenture covenants with the holders and the outcome will not affect the classification of debenture balances reported at March 31, 2009. However, the outcome of the renegotiation is subject to the agreement of the debentureholders. These debentures refer to the first issuance of the Second program, for which the balance in non-current liabilities totals R$ 240,000 at March 31, 2009.

The non-current portions at March 31, 2009 mature as follows: R$ 96,000 in 2010, R$ 96,000 in 2011, R$ 125,000 in 2012, R$ 125,000 in 2013.

11 Other liabilities

	Parent company		Consolidated

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Obligation to venture partners	300,000	300,000	300,000	300,000
Current accounts related to real estate ventures	394,303	342,486	-	-
Credit assignments	31,832	32,177	49,610	67,552
Acquisition of investments	20,141	25,296	29,867	30,875
Other accounts payable	41,884	38,236	62,941	72,865
SCP dividends	-	-	25,719	16,398
Provision for loss on investments	3,776	6,026	-	-

	791,936	744,221	468,137	487,690

Current portion	484,058	434,039	138,464	97,931
Non-current portion	307,878	310,182	329,673	389,759

In January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interests in other real estate development companies. The SCP received contributions of R$ 313,084 through March 31, 2009 (represented by 13,084,000 Class A quotas fully paid-in by the Company and 300,000,000 Class B quotas from the other venture partner). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As the decision to invest or not is made jointly by all quotaholders, the venture is treated as a variable interest entity and the Company deemed to be the primary beneficiary; at March 31, 2009, Obligations to venture partners amounts to R$ 300,000 which mature on January 31, 2014. The SCP has a defined term which ends on January 31, 2014 at which time the Company is required to redeem the venture partner's interest. The venture partner receives an annual dividend substantially equivalent to the variation in the Interbank Certificate of Deposit (CDI) rate. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. At March 31, 2009, the SCP and the Company were in compliance with these clauses.

Loans from real estate development partners are related to amounts due under current account agreements, which accrued financial charges of IGP-M plus 12% p.a.

12 Commitments and provision for contingencies

The Company is a party in lawsuits and administrative proceedings at several courts and government agencies that arise from the normal course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the probable losses.

In the quarter ended March 31, 2009, the changes in the provision for contingencies are summarized as follows:

		2009

	Parent company	Consolidated

Balance at December 31, 2008	9,124	53,530
Additions	2,066	2,376
Reversals	(609)	(1,691)
Court-mandated escrow deposits	(2,196)	(2,196)

Balance at March 31, 2009	8,385	52,019

Current portion	8,385	8,385

Non-current portion	-	43,634

(a) Tax, labor and civil lawsuits

	Parent company		Consolidated

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Labor claims	2,612	2,317	7,207	9,977
Civil lawsuits	10,487	9,325	22,920	27,779
Tax lawsuits	-	-	26,606	19,608
Court-mandated escrow deposits	(4,714)	(2,518)	(4,714)	(3,834)

	8,385	9,124	52,019	53,530

Our subsidiary AUSA is a party in judicial lawsuits and administrative proceedings related to Excise Tax (IPI) and Value-added Tax on Sales and Services (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is estimated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with ancillary obligations. The amount of the contingency estimated by legal counsel as a probable loss amounts to R$ 17,021 and is recorded in a provision in the quarterly information at March 31, 2009.

At March 31, 2009, the Company is monitoring other lawsuits and risks, the likelihood of loss for which, based on the position of legal counsel, is possible but not probable, totaling approximately R$ 69,302, according to the historical average of lawsuits, and for which management believes a provision for loss is not necessary.

In September 2008, an amount of R$ 10,583 in Gafisa S.A.’s bank accounts were deemed to be restricted for withdrawal. This restriction arose from a foreclosure action in which it is alleged that Gafisa S.A. became the successor of Cimob Companhia Imobiliária S.A. ("Cimob") upon merger of Cimob, at which time Cimob assets were reduced. The Company is appealing against such decision on the grounds that the claim lacks merit, in order to release its funds and not be held liable for Cimob's debt. No provision was recognized in the quarterly information as of March 31, 2009 based on the position of the Company's legal counsel.

An amount of R$ 27,979 of the proceeds of the Company's initial public offering was withheld in an escrow deposit attached by court order to guarantee a writ of execution. The Company is appealing the decision and considers that the claim has no merit. No provision has been recorded in the financial statements as of December 31, 2008 based on the position of the Company's legal counsel.

(b) Commitment to complete developments

The Company is committed to deliver units to owners of land who exchange land for real estate units developed by the Company.

The Company is also committed to complete units sold and to comply with the requirements of the building regulations and licenses approved by the proper authorities. At March 31, 2009, estimated costs to be incurred on developments under construction total approximately R$ 2,166,655. At March 31, 2009, the Company has resources approved for its developments of R$ 670,422 (parent company) and R$ 1,051,566 (consolidated) to meet these commitments (Note 9).

13 Obligations for purchase of land and advances from clients

	Parent company		Consolidated

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Obligations for purchase of land	167,977	174,628	397,319	392,762
Advances from clients
Developments and services	53,453	27,739	140,122	90,363
Barter transactions	112,847	158,133	173,397	169,658

	334,277	360,500	710,838	652,783

Current	287,290	250,942	517,537	421,584
Non-current	46,987	109,558	193,301	231,199

14 Shareholders’ Equity

(a) Capital

At March 31, 2009 and December 31, 2008, the Company's capital totaled R$ 1,229,517, represented by 133,087,518 nominative Common shares without par value, 3,124,972 of which were held in treasury.

On April 30, 2009, the distribution of minimum mandatory dividends for 2008 was approved in the total amount of R$ 26,106.

(b) Stock option plans

(i) Gafisa

A total of six stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

To be eligible for the plans (plans from 2000 to 2002), participant employees are required to contribute 10% of the value of total benefited options on the date the option is granted and, additionally, for each of the following five years, 18% of the price of the grant per year. The exercise price of the grant is inflation adjusted (IGP-M index), plus annual interest from 3% to 6%. The stock option may be exercised in one to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

The Company records the cash receipt against a liability account to the extent the employees make advances for the purchase of the shares during the vesting period. There were no advanced payments for 2009 and 2008.

The Company and its subsidiaries may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company has the right of first refusal on shares issued under the plans in the event of dismissals and retirement. In such cases, the amounts advanced are returned to the employees, in certain circumstances, at amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) or the amount inflation-indexed (IGP-M) plus annual interest from 3% to 6%.

In 2008, the Company issued a new stock option plan. In order to become eligible for the grant, employees are required to contribute from 25% to 80% of their annual net bonus to exercise the options within 30 days from the program date.

The market value of each option granted is estimated at the grant date using the Black-Scholes option pricing model.

The changes in the number of stock options and corresponding weighted average exercise prices are as follows:

		3/31/2009		12/31/2008

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Options outstanding at the beginning of year	5,174,341	22.93	5,174,341	22.93
Options granted	2,145,793	31.81	2,145,793	31.81
Options exercised	(441,123)	16.72	(441,123)	16.72
Options expired	(3,675)	20.55	(3,675)	20.55
Options cancelled	(945,061)	20.55	(945,061)	20.55

Options outstanding at the end of the period	5,930,275	26.14	5,930,275	26.14

Options exercisable at the end of the period	4,376,165	28.00	4,376,165	28.00

		Reais

	3/31/2009	12/31/2008

Exercise price per share at the end of the period	7.86-39.95	7.86-39.95
Weighted average of exercise price at the option grant date	21.70	21.70
Weighted average of market price per share at the grant date	27.27	27.27
Market price per share at the end of the period	11.65	10.49

The options granted will allow their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company (strict condition on exercise of options), and will expire after ten years from the grant date.

The Company recognized R$ 6,190 for the quarter ended March 31, 2009 and R$ 3,882 for the quarter ended March 31, 2008 (parent company), and in the consolidated the amounts of R$ 8,567 for the quarter ended March 31, 2009 and R$ 4.327 for the quarter ended March 31, 2008, recorded in Operating expenses.

(ii) Tenda

Tenda has a stock option plan, approved at the Extraordinary Shareholders' Meeting of June 3, 2008, and established at the Board of Directors' meeting on June 5, 2008, whereby the Board of Directors of Tenda can implement issuance programs of up to the maximum aggregate limit of 5% of total capital shares, including the dilution effect from the exercise of all granted options. The volume involved in the granting of stock options is limited to 3,000,000 shares. In 2008, 2,640,000 options were granted, and 570,000 were cancelled. Options outstanding at the end of the year totaled 2,570,000.

The stock option program provides that the options granted may be exercised in three annual lots, each lot being equivalent to 33.33% of total granted options, and the first exercise being in May 2009. Options may be exercised in two periods during each year, from the 1st to the15th of May and November. The base exercise price of granted options was R$ 7.20 per share. When exercising the option in the three annual lots, the base price will be adjusted according to the market value of shares, based on the average price in trading sessions over the last 30 consecutive days before the commencement of each annual exercise period. The exercise price is adjusted according to a fixed table of values, based on the share value in the market, at the time of the two exercise periods for each annual lot.

The market price of Tenda shares at the grant date was R$ 11.60 and on March 31, 2009 was R$ 1.90.

The market value of each option granted in 2008 was estimated at the grant date using the Black-Scholes option pricing model. In the quarter ended March 31, 2009, Tenda recorded stock option expenses of R$ 2,020.

(iii) AUSA

The subsidiary AUSA has three stock option plans, the first launched in 2007 which was approved at the June 26, 2007 Annual Shareholders' Meeting and of the Board of Directors.

The changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

		3/31/2009		12/31/2008

		Weighted		Weighted
		average		average
	Number of	exercise price -	Number of	exercise price -
	options	Reais	options	Reais

Options outstanding at the beginning of the
period	1,474	6,522.92	1,474	6,522.92
Options granted	720	7,474.93	720	7,474.93
Options cancelled	(56)	6,522.92	(56)	6,522.92

Options outstanding at the end of the period	2,138	6,843.52	2,138	6,843.52

At March 31, 2009, 284 options were exercisable. The exercise prices per option range at March 31, 2009 were from R$ 8,282.65 to R$ 8,623.89 (December 31, 2008 – R$ 8,238.27 to R$ 8,376.26) .

The market value of each option granted was estimated at the grant date using the Black-Scholes option pricing model.

AUSA recorded stock option expenses of R$ 357 for the quarter ended March 31, 2009.

15 Deferred Taxes

		Parent company		Consolidated

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Assets
Temporary differences – tax books	44,598	44,154	72,401	52,321
Income tax and social contribution loss carryforwards	15,974	10,684	86,224	76,640
Tax credits from downstream merger	5,449	6,227	19,037	21,611
Temporary differences - CPC	38,169	39,680	38,169	39,680

	104,190	100,745	215,831	190,252

	-989
Liabilities
Negative goodwill	38,317	18,266	38,317	18,266
Temporary differences - CPC	17,055	18,122	17,055	18,122
Diffferences between income taxed on cash basis and recorded on accrual basis	64,403	62,732	210,882	202,743

	119,775	99,120	266,254	239,131

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the tax rules determined by the Federal Revenue Service (SRF) Instruction 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus total estimated cost. The tax basis will crystallize over an average period of four years as cash inflows arise.

Other than for Tenda, the Company has not recorded a deferred income tax asset on the tax losses and social contribution tax loss carryforwards of its subsidiaries, which adopt the taxable income regime and do not have a history of taxable income for the past three years.

The estimates of future taxable income consider variables that are related, among other things, to the Company's performance and the behavior of the market in which it operates, as well as certain economic factors. Actual results could differ from these estimates.

Based on estimated future taxable income of Gafisa, the expected recovery profile of the income tax and social contribution loss carryforwards of the parent company and Tenda is as follows:

	Parent company	Consolidated

2009	2,410	5,289
2010	2,773	33,192
2011	3,056	35,714
2012	2,129	2,129
Other	316	316

Total	10,684	76,640

The reconciliation of the statutory to effective tax rate is as follows:

		Consolidated

	3/31/2009	3/31/2008

Income before taxes on income and minority interest	64,801	56,465
Income tax calculated at the standard rate - 34%	(22,032)	(19,198)
Net effect of subsidiaries taxed on presumed profit regime	10,166	8,736
Amortization of negative goodwill	(1,734)	-
Tax losses from prior periods	171	510
Stock option plan	(2,913)	(3,372)
Other permanent differences	29	(255)

Income tax and social contribution expense	(16,313)	(13,579)

The reconciliation differences between the nominal and effective tax rates in the parent company mainly arises from the equity in results and the use of tax losses recorded from prior years and used in the current period.

16 Financial Instruments

The Company participates in operations involving financial instruments, all of which are recorded on the balance sheet, for the purposes of meeting its operating needs and reducing its exposure to credit, currency and interest rate risks. These risks are managed by control policies, specific strategies and determination of limits, as follows:

(a) Risk considerations

(i) Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with banks and cash and cash equivalents, investing in highly-rated financial institutions in short-term securities.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of clients and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period.

Other than for Tenda, the Company has not recorded a provision to cover losses for the recovery of receivables related to real estate units delivered at March 31, 2009 and December 31, 2008. There was no significant concentration of credit risks related to clients for the periods presented.

(ii) Currency risk

The Company participates in operations involving derivative financial instruments for the purposes of mitigating the effects of fluctuations in foreign exchange rates.

In the periods ended March 31, 2009 and December 31, 2008, R$ 69,469 and R$ 80,895 related to the net positive result of cross-currency interest rate swap operations was recognized in Financial income (expenses), matching the results of these operations with the fluctuation in foreign currencies in the Company's balance sheet.

The nominal value of the swap contracts was R$ 200,000 at March 31, 2009 and December 31, 2008. The unrealized gains (losses) of these operations at March 31, 2009 and December 31, 2008 are as follows (Note 9):

	Reais	Percentage		Net unrealized gains (losses)from derivative instruments

Rate swap contracts – (US Dollar and Yen for CDI)	Nominal value	Original index	Swap	3/31/2009	12/31/2008

Banco ABN Amro Real S.A.	100,000	Yen + 1.4%	105% CDI	40,068	53,790
Banco Votorantim S.A.	100,000	US Dollar + 7%	104% CDI	29,402	32,962

	200,000			69,470	86,752

The Company does not sell in foreign currency.

(iii) Interest rate risk

The interest rates on loans and financing are disclosed in Note 9. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered (Note 5) are subject to annual interest of 12%, appropriated on pro rata basis.

Additionally, as disclosed in Notes 7 and 11, a significant portion of the balances from related parties and with partners in the ventures are not subject to financial charges.

(b) Valuation of financial instruments

The main financial instruments receivable and payable are described below, as well as the criteria for their valuation.

(i) Cash and cash equivalents

The market value of these assets does not differ significantly from the amounts presented in the quarterly information (Note 4). The contracted rates reflect usual market conditions.

(ii) Loans and financing and debentures

Loans and financing are recorded based on the contractual interest rates of each operation, except for loans denominated in foreign currency, which are designated at fair value as contra-entry to results. Interest rate estimates for contracting operations with similar terms and amounts are used for the determination of market value. The terms and conditions of loans and financing and debentures obtained are presented in Notes 9 and 10. The fair value of the other loans and financing, recorded based on the contractual interest of each operation, does not significantly differ from the amounts presented in the financial statements.

(c) Sensitivity analysis

A sensitivity analysis of the risks of material losses that could accrue from financial instrument transactions, based on management's best estimate of the most likely scenario (Scenario I), is presented below. Additionally, a further two scenarios are presented, as required by the CVM, pursuant to Instruction No. 475/08, by stressing the variables by 25% and 50%, respectively, (Scenarios II and III).

At March 31, 2009, the Company had two foreign exchange derivatives with the banks - Votorantim and ABN Amro:

- Banco Votorantim: cross-currency interest rate from US dollars for R$100 million, at a fixed cost of 7% per year per asset position, to a cost of 104% of CDI. Beginning on November 9, 2007 and maturity on June 9, 2009.

- Banco ABN Amro: cross-currency interest rate from Yen, equivalent to R$100 million, at a fixed cost of 1.4% per year per asset position, to a cost of 105% of CDI. Beginning on November 9, 2007 and maturity on October 29, 2009.

The risk factors in the sensitivity analysis were the variations in R$/US$ and R$/Yen exchange rates, and in the CDI rate. Management considers that risk is limited to the CDI variation as the swap operation has the effect of mitigating the currency volatility risk.

The following scenarios were considered:

.. Scenario I: Likely – Management considered the market yield curves at March 31, 2009 for the maturity dates of derivative transactions:

- R$/US$ 2.34 and CDI rate at 10.31% on June 9, 2009;
- R$/JPY 0.02496 and CDI rate at 10.93% on October 29, 2009.

.. Scenario II: Appreciation/Devaluation by 25% of risk variables used in pricing.

.. Scenario III: Appreciation/Devaluation by 50% of risk variables used in pricing.

A sensitivity analysis of the risks of material losses that could accrue from financial instrument transactions, including derivatives, based on management's best estimate of the most likely scenario (Scenario I), is presented below. Additionally, a further two scenarios are presented, as required by CVM Instruction No. 475/08, by stressing the variables by 25% and 50%, respectively, (Scenarios II and III).

Impact on exchange rate scenarios

					Scenario (*)

		I		II		III

Transaction	Risk	Expected	Devaluation	Appreciation	Devaluation	Appreciation

Swap (asset position - US$)	Apprec./Dev. of US Dollar	147,434	110,575	184,292	73,717	221,151
Debt denominated in US$	Apprec./Dev. of US Dollar	147,116	110,337	183,894	73,558	220,673

Net effect of US$ devaluation		318	239	398	159	478

Swap (asset position - Yen)	Devaluation of Yen	158,289	118,717	197,861	79,144	237,433
Debt denominated in Yen	Appreciation of Yen	157,222	117,917	196,528	78,611	235,834

Net effect of Yen devaluation		1,066	800	1,333	533	533

(*) Scenarios I, II and III - Likely, Possible and Remote, respectively.

Impact on interest rate scenarios

		Scenario (*)

		I		II		III

Transaction	Risk	Expected	Devaluation	Appreciation	Devaluation	Appreciation

Votorantim swap – liability position balance of
CDI on maturity date
(June 9, 2009)	Appreicaiton of CDI	120,430	119,862	120,988	119,282	121,534
ABN Amro swap – liability position balance of
CDI on maturity date
(October 29, 2009)	Appreciation of CDI	125,495	123,715	127,258	121,919	129,005

(*) Scenarios I, II e III – Likely, Possible and Remote, respectively.

At March 31, 2009, the liability position balances for CDI are as follows:

Votorantim swap transaction: R$118,032
ABN swap transaction: R$118,221

A sensitivity analysis of these transactions does not change the debt balance at the base date, since the CDI rate used for projecting the debt is the same used for discount to present value.

The source of the data used to determine the exchange rate adopted in the base scenarios was the Brazilian Mercantile & Futures Exchange ("BMF"), as management believes that this is the most reliable and independent source, and which represents the market consensus on these quotations.

The US Dollar and Yen data were sourced from the BMF website on March 31, 2009 for the maturity dates.

17 Related Parties

(a) Transactions with related parties

		Parent
CURRENT ACCOUNT		company		Consolidated

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Condominium and consortia
Alpha 4	(904)	(466)	(904)	(466)
Consórcio Ezetec & Gafisa	11,759	9,341	11,759	9,341
Consórcio Ezetec Gafisa	(10,340)	(9,300)	(10,340)	(9,300)
Cond Constr Empr Pinheiros	2,516	2,132	2,516	2,132
Condominio Parque da Tijuca	119	235	119	235
Condominio em Const. Barra Fir	(46)	(46)	(46)	(46)
Civilcorp	711	791	711	791
Condominio do Ed Barra Premiu	105	105	105	105
Consorcio Gafisa Rizzo	44	(273)	44	(273)
Evolucao Chacara das Flores	7	7	7	7
Condomínio Passo da Patria II	569	569	569	569
Cond Constr Palazzo Farnese	(17)	(17)	(17)	(17)
Alpha 3	(322)	(214)	(322)	(214)
Condominio Iguatemi	3	3	3	3
Consórcio Quintas Nova Cidade	36	36	36	36
Consórcio Ponta Negra	3,838	3,838	3,838	3,838
Consórcio SISPAR & Gafisa	2,639	1,995	2,639	1,995
Cd. Advanced Ofs Gafisa-Metro	(589)	(417)	(589)	(417)
Condomínio ACQUA	(2,875)	(2,629)	(2,875)	(2,629)
Cond.Constr.Living	1,082	1,478	1,082	1,478
Consórcio Bem Viver	(4)	5	(4)	5
Cond. Urbaniz. Lot Quintas Rio	(1,044)	(486)	(1,044)	(486)
Cond.Constr. Homem de Melo	83	83	83	83
Consórcio OAS Gafisa - Garden	(2,518)	(1,759)	(2,518)	(1,759)
Cond. Em Constr LACEDEMONIA	57	57	57	57
Evolucao New Place	(667)	(665)	(667)	(665)
Consórcio Gafisa Algo	712	711	712	711

		Parent
CURRENT ACCOUNT		company		Consolidated

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Columbia Outeiro dos Nobres	(153)	(153)	(153)	(153)
Evolucao - Reserva do Bosque	6	5	6	5
Evolucao Reserva do Parque	115	122	115	122
Consórcio Gafisa&Bricks	(21)	(26)	(21)	(26)
Cond.Constr. Fernando Torres	136	135	136	135
Cond de Const Sunrise Reside	(41)	18	(41)	18
Evolucao Ventos do Leste	123	159	123	159
Consórcio Quatro Estações	(1,339)	(1,340)	(1,339)	(1,340)
Cond em Const Sampaio Viana	951	951	951	951
Cond. Constr Monte Alegre	1,456	1,456	1,456	1,456
Cond. Constr.Afonso de Freitas	1,674	1,674	1,674	1,674
Consorcio New Point	1,462	1,472	1,462	1,472
Evolução - Campo Grande	617	618	617	618
Condomínio do Ed Oontal Beach	(56)	43	(56)	43
Consórcio OAS Gafisa - Garden	357	430	357	430
Cond Constr Infra Panamby	(446)	(483)	(446)	(483)
Condominio Strelitzia	(873)	(851)	(873)	(851)
Cond Constr Anthuriun	4,152	4,319	4,152	4,319
Condomínio Hibiscus	2,651	2,715	2,651	2,715
Cond em Constr Splendor	(1,848)	(1,848)	(1,848)	(1,848)
Condominio Palazzo	1,012	793	1,012	793
Cond Constr Doble View	(2,390)	(1,719)	(2,390)	(1,719)
Panamby - Torre K1	816	887	816	887
Condomínio Cypris	(1,531)	(1,436)	(1,531)	(1,436)
Cond em Constr Doppio Spazio	(3,136)	(2,407)	(3,136)	(2,407)
Consórcio	3,735	2,493	3,735	2,493
Consórcio Planc e Gafisa	810	270	810	270
Consórcio Gafisa&Rizzo (susp)	1,363	1,239	1,363	1,239
Consórcio Gafisa OAS - Abaeté	(695)	3,638	(695)	3,638
Cond do Clube Quintas do Rio	1	1	1	1
Cons OAS-Gafisa Horto Panamby	8,098	9,349	8,098	9,349
Consórcio OAS e Gafisa – Horto Panamby	(94)	(27)	(94)	(27)
Consórcio Ponta Negra – Ed Marseille	(1,033)	(1,033)	(1,033)	(1,033)
Consórcio Ponta Negra – Ed Nice	(4,763)	(4,687)	(4,763)	(4,687)
Manhattan Square	11,011	600	11,011	600
Cons. Eztec Gafisa Pedro Luis	(6,542)	(3,589)	(6,542)	(3,589)
Consórcio Planc Boa Esperança	673	603	673	603
Consórcio OAS e Gafisa - Tribeca	(6,372)	(144)	(6,372)	(144)
Consórcio OAS e Gafisa - Soho	(6,471)	(167)	(6,471)	(167)
Consórcio Gafisa	(80)	(40)	(80)	(40)
Consórcio Ventos do Leste	(2)	(1)	(2)	(1)
Bairro Novo Cotia	7,975	(6,137)	7,975	(6,137)
Bairro Novo Camaçari	(240)	(2,585)	(240)	(2,585)
Bairro Novo Nova Iguaçu	-	(330)	-	(330)
Bairro Novo Cia Aeroporto	-	(55)	-	(55)
Consórcio B Novo Ap Gioania	-	(210)	-	(210)
Consórcio B Novo Campinas	-	(261)	-	(261)

	16,022	9,575	16,022	9,575

GAF - GAFISA + MERGED
Gafisa SPE 10 SA	(2,725)	2,051	(2,725)	2,051
Gafisa Vendas I.Imob Ltda	2,384	2,384	2,384	2,384
Projeto Alga	(25,000)	(25,000)	(25,000)	(25,000)
Other	(73)	-	(73)	-

	(25,414)	(20,565)	(25,414)	(20,565)

SPEs
FIT Resid. Empreend. Imob.Ltda	(84)	(344)	(3,372)	12,058

		Parent
CURRENT ACCOUNT		company		Consolidated

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Bairro Novo Emp Imob SA	1,968	1,968	1,968	1,968
Cipesa Empreendimentos Imobil.	252	252	(398)	(398)
The house	80	80	80	80
Gafisa SPE 46 Empreend Imob	8,017	8,017	8,685	8,172
Gafisa SPE 40 Emp.Imob LTDA	1,991	2,008	1,276	1,288
Blue II Plan. Prom e Venda Lt	16,367	10,216	911	911
SA¥ AMARELA S/A	(1,775)	(1,355)	(1,558)	(1,138)
GAFISA SPE-49 EMPRE. IMOB.LTDA	2,785	2,911	(2)	(2)
London Green	9	9	9	-
GAFISA SPE-35 LTDA	7,558	7,558	(129)	(129)
GAFISA SPE 38 EMPR IMOB LTDA	8,673	8,427	109	109
LT INCORPORADORA SPE LTDA.	1,081	1,081	(527)	(527)
RES. DAS PALMEIRAS INC. SPE LT	751	751	1,246	1,246
GAFISA SPE 41 EMPR. IMOB. LTDA.	14,278	14,275	1,534	1,534
Dolce VitaBella Vita SPE SA	165	240	32	32
SAIRA VERDE EMPREEND. IMOBIL.LT	411	411	634	214
GAFISA SPE 22 LTDA	872	872	630	630
CSF Prímula	1,384	1,396	1,384	-
GAFISA SPE 39 EMPR.IMOBIL LTDA	7,481	7,482	(304)	(304)
DV SPE SA	(578)	(578)	(571)	(571)
GAFISA SPE 48 EMPREEND IMOBILI	(26)	89	153	159
GAFISA SPE-53 EMPRE. IMOB.LTDA	(43)	47	(73)	(94)
Jardim II Planej. Prom. Vda.Ltda	8,725	8,710	(2,990)	(2,990)
GAFISA SPE 37 EMPREEND.IMOBIL.	4,496	4,252	(398)	(398)
GAFISA SPE-51 EMPRE.IMOB.LTDA	106	106	811	810
GAFISA SPE 36 EMPR IMOB LTDA	38,213	38,210	(1,205)	(1,205)
GAFISA SPE 47 EMPREEND IMOBILI	138	148	137	146
SUNPLACE SPE LTDA	(191)	(191)	415	415
Sunshine SPE Ltda.	1,474	1,474	1,135	1,135
GAFISA SPE 30 LTDA	4,967	3,950	(1,217)	(1,217)
Gafisa SPE-50 Empr. Imob. Ltda	(969)	(886)	(238)	(221)
TINER CAMPO BELO I EMPR.IMOBIL	4,715	10,039	5,147	6,971
GAFISA SPE-33 LTDA	3,555	6,015	2,321	2,321
Jardim I Planej.Prom.Vda. Ltda	5,667	5,667	6,662	6,662
VERDES PRAÇAS INC.IMOB SPE LT	(15,066)	(2,542)	(38)	(38)
GAFISA SPE 42 EMPR.IMOB.LTDA.	215	1,362	40	64
PEN¥NSULA I SPE SA	(1,399)	(1,199)	(1,267)	(1,267)
PEN¥NSULA 2 SPE SA	5,353	5,703	1,215	865
Blue I SPE Ltda.	1,365	1,296	74	74
Blue II Plan Prom e Venda Lt	(6)	(6)	(6)	-
Blue II Plan Prom e Venda Lt	(3)	(3)	(3)	-
Gafisa SPE-55 Empr. Imob. Ltda	(1)	449	(2)	(2)
Gafisa SPE 32	(2,086)	(2,475)	(2,226)	(2,304)
CYRELA GAFISA SPE LTDA	2,834	2,834	2,834	2,834
Unigafisa Part SCP	9,674	9,408	1,040	1,040
Villagio Panamby Trust SA	(778)	(778)	749	749
DIODON PARTICIPAÇÕES LTDA.	(5,697)	(5,697)	13,641	13,669
DIODON PARTICIPAÇÕES LTDA.	131	131	131	-
GAFISA SPE 44 EMPREEND IMOBILI	95	1,194	145	175
Gafisa SA	1,218	1,218	1,218	1,218
Spazio Natura Emp. Imob. Ltd	3	1	3	-
Dep Jose Lages Emp Imob S	979	696	979	-
O Bosque E. Imob. Ltda	240	-	240	-
GAFISA SPE 65 EMPREEND IMOB LTD	33	1,205	201	321
Cara de Cão	(2,967)	(2,967)	(2,967)	-
Laguna	(81)	-	(81)	-
GAFISA SPE-72	-	-	1	1
Gafisa SPE-52 E. Imob. Ltda	44	44	42	42

		Parent
CURRENT ACCOUNT		company		Consolidated

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Gafisa SPE-32 Ltda	2,220	2,220	2,220	2,220
Terreno Ribeirão / Curupira	1,360	1,360	1,360	1,360
Edif Nice	(95)	(95)	(95)	(95)
Gafisa SPE-71	73	73	124	124
Zildete	198	185	198	-
Clube Baiano de Tênis	149	126	149	-
Gafisa SPE-73	1	1	1	1
Gafisa SPE 69 Empreendimertos	3,127	2,779	(72)	(72)
GAFISA SPE 43 EMPR.IMOB.LTDA.	5	4	5	-
SPE Franere GAF04	-	467	-	-
Gafisa SPE-74 Emp Imob Ltda	1,706	1,526	1	1
GAFISA SPE 59 EMPREEND IMOB LTDA	2	2	1	1
GAFISA SPE-67 EMP LTDA	-	-	-	1
Gafisa SPE 68 Empreendimertos	2	1	1	1
Gafisa SPE-76 Emp Imob Ltda	85	26	53	24
Gafisa SPE-77 Emp Imob Ltda	3,289	3,289	3,289	3,289
Gafisa SPE-78 Emp Imob Ltda	76	50	1	1
Gafisa SPE-79 Emp Imob Ltda	2	2	1	1
Gafisa SPE 70 Empreendimertos	5	5	(746)	(746)
GAFISA SPE 61 EMPREENDIMENTO I	2	1	(13)	(12)
SOC.EM CTA.DE PARTICIP. GAFISA	(878)	(878)	(878)	(878)
Gafisa SPE-75 Emp Imob Ltda	250	58	0	-
Gafisa SPE-85 Emp Imob Ltda	(966)	(305)	(841)	(96)
Gafisa SPE-86 Emp Imob Ltda	(1)	109	-	-
Gafisa SPE-81 Emp Imob Ltda	(0)	(1)	-	-
Gafisa SPE-82 Emp Imob Ltda	(1)	(1)	-	-
Gafisa SPE-83 Emp Imob Ltda	(1)	(1)	-	-
Gafisa SPE-87 Emp Imob Ltda	293	(1)	-	-
Gafisa SPE-88 Emp Imob Ltda	(1,794)	(1)	-	-
Gafisa SPE-89 Emp Imob Ltda	(0)	(1)	-	-
Gafisa SPE-90 Emp Imob Ltda	(1)	(1)	-	-
Gafisa SPE-84 Emp Imob Ltda	380	380	381	381
Gafisa SPE-77 Emp	1,443	4,210	1,535	1,463
MARIO COVAS SPE EMPREENDIMENTO	40	40	(816)	(208)
IMBUI I SPE EMPREENDIMENTO IMO	1	1	-	-
ACEDIO SPE EMPREEND IMOB LTDA	1	1	-	-
MARIA INES SPE EMPREEND IMOB.	1	1	(2)	(2)
GAFISA SPE 64 EMPREENDIMENTO I	1	1	1	(50)
FIT Jd Botanico SPE Emp.	2	1	(39)	-
CIPESA EMPREENDIMENTOS IMOBILI	6	3	-	-

	147,592	168,828	44,079	61,817

Third party’s works
Camargo Corrêa Des.Imob SA	917	916	917	916
Genesis Desenvol Imob S/A	(216)	(216)	(216)	(216)
Empr. Icorp. Boulevard SPE LT	56	56	56	56
Cond. Const. Barra First Class	31	31	31	31
Klabin Segall S.A.	532	532	532	532
Edge Incorp.e Part.LTDA	146	146	146	146
Multiplan Plan. Particip. e Ad	100	100	100	100
Administ Shopping Nova America	90	90	90	90
Ypuã Empreendimentos Imob	4	4	4	4
Cond.Constr. Jd Des Tuiliere	(124)	(124)	(124)	(124)
Rossi AEM Incorporação Ltda	3	3	3	3
Patrimônio Constr.e Empr.Ltda	307	307	307	307
Camargo Corrêa Des.Imob SA	39	39	39	39
Cond Park Village	(107)	(107)	(107)	(107)
Boulevard0 Jardins Empr Incorp	(89)	(89)	(89)	(89)

		Parent
CURRENT ACCOUNT		company		Consolidated

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Rezende Imóveis e Construções	809	809	809	809
São José Constr e Com Ltda	543	543	543	543
Condominio Civil Eldorado	276	276	276	276
Tati Construtora Incorp Ltda	286	286	286	286
Columbia Engenharia Ltda	431	431	431	431
Civilcorp Incorporações Ltda	4	4	4	4
Waldomiro Zarzur Eng. Const.Lt	1,801	1,801	1,801	1,801
Rossi Residencial S/A	431	431	431	431
RDV 11 SPE LTDA.	(781)	(781)	(781)	(781)
Jorges Imóveis e Administrações	1	1	1	1
Camargo Corrêa Des.Imob SA	(672)	(673)	(672)	(673)
Camargo Corrêa Des.Imob SA	(323)	(323)	(323)	(323)
Patrimônio Const Empreend Ltda	155	155	155	155
Alta Vistta Maceio (Controle)	3,255	2,318	3,255	2,318
Forest Ville (OAS)	807	807	807	807
Garden Ville (OAS)	276	276	276	276
JTR – Jatiuca Trade Residence	3,804	880	3,804	880
Acquarelle (Controle)	1	1	1	1
Riv Ponta Negra - Ed Nice	545	353	545	353
Palm Ville (OAS)	185	185	185	185
Art Ville (OAS)	180	180	180	180
Carlyle RB2 AS	29	-	29	-
Partifib P. I. Fiorata Lt	29	-	29	-
Other	33	36	-	36

	13,794	9,684	13,761	9,684
Total
	151,994	167,522	48,448	60,511

Total asset balance	546,297	510,008	48,448	60,511
Liability balance	(394,303)	(342,486)	-	-
Net balance	151,994	167,522	48,448	60,511

18 Other Operating Expenses

In the first quarter of 2009, the Company set up a provision of R$ 21,750 for potential losses on realization of sundry assets.

19 Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

20 Segment information

Starting in 2007, following the acquisition, formation and merger of the entities AUSA, FIT Residencial, Bairro Novo and Tenda, respectively, the Company's management assesses segment information on the basis of different business segments rather than geographic regions of its operations.

The Company's chief executive officer, who is responsible for allocating resources among the businesses and monitoring their progress, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, selected segment assets and other related information for each reporting segment.

This information is gathered internally and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources among segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

				3/31/2009

	Gafisa S.A. (*)	TENDA	AUSA	Total

Net operating revenue	304,767	206,712	30,408	541,887
Operating costs	(227,462)	(138,512)	(21,274)	(387,248)

Gross profit	77,305	68,200	9,134	154,639

Gross margin - %	25.4%	33.0%	30.0%	28.5%

Net income (loss)
for the quarter	32,964	6,624	(2,855)	36,733

Receivables from clients	1,746,153	686,564	160,883	2,593,600
Properties for sale	1,201,419	512,155	134,652	1,848,226
Other assets	857,985	366,832	59,195	1,284,012

Total assets	3,805,557	1,565,551	354,730	5,725,838

(i) Includes all subsidiaries, except Tenda, Alphaville Urbanismo S.A. and Bairro Novo.

					3/31/2008

			Fit
	Gafisa S.A. (*)	AUSA	Residencial	Bairro Novo	Total

Net operating revenue	270,650	54,675	15,535	-	340,860
Operating costs	(182,014)	(37,087)	(11,622)	-	(230,723)

Gross profit	88,636	17,588	3,913	-	110,137

Gross margin - %	32.7%	32.2%	25.2%	-	32.3%

Net income (loss)
for the quarter	39,275	7,490	(3,771)	(3,147)	39,847

Receivables from clients	995,498	127,918	15,549	161	1,139,126
Properties for sale	1,050,747	102,002	85,002	2,478	1,240,229
Other assets	1,208,068	42,134	22,259	12,800	1,285,261

Total assets	3,254,313	272,054	122,810	15,439	3,664,616

(*) Includes all subsidiaries, except Construtora Tenda S.A., Alphaville Urbanismo S.A., Fit Residencial and Bairro Novo.

20 Subsequent events

In April 2009, Tenda obtained approval for its First Program of Debenture Distribution, which allows it to place up to R$ 600,000 in non-convertible simple subordinated debentures secured by a general guarantee, with maturity on April 1, 2014.

The funds raised through issuance will be exclusively used to finance entry level low cost real estate ventures that meet the eligibility criteria. The debenture is not inflation indexed and accrues interest based on the Referential Rate (TR), as disclosed by the Brazilian Central Bank, calculated on “pro rata” basis by business days, capitalized every six months at a spread or initial surcharge at 8% per nominal year. The guarantees include the fiduciary assignment of receivables and bank accounts.

Tenda has restrictive debenture covenants that restrict its ability to take certain actions, such as issuance of debt and which would result in the accelerated maturity or refinancing of loans should the company not fulfill the restrictive covenants.

* * *

7.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

SEE 12.01 - COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.

12.01 - COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Gafisa Reports First Quarter 2009 Results
--- EBITDA Increase of 69% to R$108.3 million on Revenue Increase of 59% to R$542 million ---
--- Sales Increase 11% to R$558 million, from R$502 million in 1Q08 ---
--- 2009 Guidance: Consolidated Sales R$2.7 billion to 3.2 billion, EBITDA Margin 16% to 17%---

FOR IMMEDIATE RELEASE – São Paulo, May 14, 2009 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results the first quarter ended March 31, 2009. The financial statements were prepared and presented in accordance with Brazilian GAAP and in Brazilian Reais (R$). Only financial data derived from the Company’s accounting system were subject to review by the Company’s auditors. Operating and financial information not directly linked to the accounting system (i.e., launches, pre-sales, average sales price, land bank, PSV and others) or non-BR GAAP measures were not reviewed by the auditors. Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa’s stake (or participation) in its developments. The first quarter of 2008 has been adjusted in accordance with Law 11638, new Brazilian GAAP, for comparison purposes to the first quarter of 2009.

Commenting on first quarter performance, Wilson Amaral, chief executive officer of Gafisa, S.A. said, “I am pleased that our operating results remained strong for the first quarter of 2009. With the environment still in flux throughout much of the period, we took a conservative approach to launches and kept our development schedule in-line with market demand and internally generated cash flow. On the other hand we were able to successfully ramp-up our sales efforts to generate over R$558 million in sales, resulting in a significant reduction of inventory.”

Amaral added,” With the announcement at the end of March of the government housing package, and the landmark R$600 million debenture from Caixa Econômica Federal, our subsidiary Tenda is now in an excellent position to aggressively execute its expanded business plan for development projects in the lower income sector. We have a strong management team in place and, as a group, we have the expertise and execution capacity to meet what we believe will be significantly accelerated demand in the near future. At Gafisa and Alphaville, we will continue to dedicate resources to selected launches as well as marketing and sales efforts.”

Operating & Financial Highlights
IR Contact
   Consolidated launches totaled R$160 million for the quarter, a decrease of 72% as compared to the first quarter of 2008.
   Pre-sales from current launches and inventory reached R$558 million for the quarter, an 11% increase over 1Q08.
   Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 59% to R$541.9 million from R$340.9 million in 1Q08.
   1Q09 EBITDA reached R$108.2 million (20.0% EBITDA margin), a 69% increase compared to EBITDA of R$64.1 million (18.8% EBITDA margin) reached in 1Q08.
   Net Income before minorities and stock options was R$57.1 million for the quarter (10.5% net margin) an increase of 21% compared with R$47.2 million in 1Q08. Net income was R$36.7 million (6.8% margin) and EPS of R$0.28 compared to R$39.8 million (11.7% margin) and EPS of R$0.31.
   The Backlog of Results to be recognized under the PoC method reached R$1.0 billion, a 67% increase over 1Q08. The Backlog Margin to be recognized reached 33.3%.
   Gafisa’s land bank totaled R$17.1 billion at 1Q09, representing a 53% increase over 1Q08 and a 4% decrease over the previous quarter.
   Gafisa’s consolidated cash position exceeded R$1 billion at the beginning of May including the proceeds from the securitization of Gafisa´s receivables in the first quarter and the closing of Tenda’s debenture in May.
Note: Starting in 4Q08, we consolidate Tenda.

Julia Freitas Forbes
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

1Q09 Earnings Results
Conference Call
Friday, May 15,2009
> In English
11AM EST
12AM Brasilia Time
Phones:
+1 800 860-2442 (US)
+1 412 858-4600 (other countries)
Code: Gafisa
> In Portuguese
2PM EST
3PM Brasilia Time
Phone: +55 (11) 2188-0188
Code: Gafisa

CEO Commentary and Corporate Highlights for 1Q 2009

As the outlook for the housing industry in Brazil begins to brighten, I am pleased to report that Gafisa remains in a very strong position overall in the homebuilding market. Only two months ago, there remained uncertainty with respect to the full extent and the timing of the government’s commitment to introducing incentives to stimulate development and demand within our industry. Today, we have a housing finance and incentive plan in place, Minha Casa, Minha Vida, which is already showing signs of early success. Tenda’s rate of sales is picking up daily and we were able to close on a landmark debenture in record time to support the development of over 80 projects this year. Our diversified range of products, national presence, and well-respected brands in each segment make us a leader in the sector. We are well-positioned to meet the considerable demand for housing across all segments in Brazil and in particular, expect to focus in the near term on supporting Tenda in its plan to take full advantage of the substantial opportunity in the lower income segment.

Gafisa continued to take a conservative approach to launches, focusing on cash generation and preservation during a period of still-uncertain trends of macroeconomic growth. The Company’s special attention to harvesting cash from previous year’s launches achieved solid results, with sales from previous year’s launches reaching 93% of the quarter’s sales. While new launches were not a high priority due to low visibility as to future demand toward the end of 2009, Gafisa did enjoy successful launches in the states of São Paulo, Rio de Janeiro, and Pernambuco.

In March, Gafisa raised R$70 million through a sale of receivables of completed units, and the Company has an additional R$200 million worth of receivables available for sale in the future, should management choose that option. We continue to enjoy strong relationships with banks that have been developed over many years. Today we need to change a covenant established on financing from 2006, when our equity was R$807 million - we are a much larger company now, with over R$1.6 billion in equity and more than R$2.0 billion in equity including minority interests. We are confident that this will be a successful exercise.

Speaking of financing transactions, we are also honored that Tenda was chosen as the first recipient of an innovative financing instrument during the first quarter, a ground-breaking R$600 million debenture. The only national company with a track record of exclusive dedication to the low-income segment, its growth promises to be accelerated also by the over R$30 billion government housing package targeting the affordable/entry-level segment that was implemented in April.

As we look at the remainder of 2009, Gafisa will continue to develop its well respected brands in new and existing markets, leverage complimentary sales channels to maximize sales of portfolio products, and take advantage of the increased availability of working capital financing, particularly as it applies to the construction of affordable housing. We believe that these efforts will allow us to best serve Brazilian homebuyers and extend our record of growth.

Wilson Amaral
CEO – Gafisa S.A.

Recent Developments

Government plan announced and already showing results: “Minha Casa, Minha Vida”, the Government Housing Program, was announced in late March. The Program comprises investments of more than R$ 30 billion, which will be directed to foster the construction of one million houses for families with monthly income from one to ten minimum wages. Tenda is well positioned to benefit from this Program with over two thirds of its current business concentrated in the targeted segment as well as meet potential demand with a current landbank in excess of 60,000 units. The Company already saw accelerated sales beginning in the second half of April at its Tenda subsidiary.

The main measures of this Program include: longer mortgage terms; lower interest rates; higher percentage of financed LTV; higher subsidies, provided on a inverse proportion to the income level; lower costs related to insurance and origination; and creation of a Guarantee Fund to allow for a bridge of mortgage payments in case of unemployment.

Tenda completed a R$600 million debenture with Caixa Econômica Federal: receipt of the net proceeds took place in May and will serve to finance 81 existing projects, accelerating the Company’s delivery cycle and freeing-up working capital The 5 year debenture is priced at TR+8%, is revolving in nature and provides a 3 year initial grace period. Guarantees include land, construction already performed and client receivables from the financed projects. Gafisa’s pro-forma consolidated cash balance including proceeds from this debenture is over R$1 billion.

The ceiling for units to be eligible for subsidized SFH loans was raised from R$350K to R$500K. In addition, the government has allowed employees to withdraw their FGTS (unemployment severance fund) funds to buy apartments up to R$500K. Those measures benefit Gafisa directly.

Gafisa sold receivables of completed units: Gafisa structured its first securitization of receivables of completed units with immediate net cash proceeds of R$70 million. The Company has approximately R$ 200 million additional receivables that may be available for sale.

2006 debenture covenant negotiation underway: a 2006 debenture covenant established that we could not have net debt over R$1 billion. We are negotiating this covenant with bondholders as we are a much larger company now, and this absolute covenant does not correspond to the current size of our company, specially when compared to our consolidated equity position.

Gafisa agreed to transfer Cotia development to Tenda: In the beginning of May, Gafisa and Tenda agreed to transfer the Cotia project, which was originally part of the Bairro Novo joint venture with Odebrecht to Tenda at book value of R$42.5 million. The transaction is subject to due diligence expected to last 30 days. The 5-phase project comprises 2,338 units with R$ 191 million PSV. The first phase of 574 units has already been delivered. Tenda expects to achieve further economies of scale through the integration of this type of development into its portfolio.

Operating and Financial Highlights (R$000)	1Q09	1Q08	Change	4Q08
Project Launches (% Gafisa)	160,243	577,888	-72%	746,765
Project Launches (100%)	178,424	796,896	-78%	1,136,164
Project Launches (Units) (% Gafisa)	651	1,493	-56%	3,202
Project Launches (Units) (100%)	755	2,105	-64%	4,343
Pre-Sales (% Gafisa)	558,434	502,260	11%	584,509
Sales from current project launches (% Gafisa)	39,270	203,621	-81%	373,260
Sales from inventory (% Gafisa)	519,164	298,639	74%	211,249
Pre-Sales (100%)	668,421	716,111	-7%	923,490
Pre-Sales (Units) (% Gafisa)	4,175	2,040	105%	3,713
Pre-Sales (Units) (100%)	4,706	2,789	69%	5,058

Net Operating Revenues	541,887	340,860	59%	620,273
Gross Profits	154,639	110,137	40%	148,600
Gross Margin	28.5%	32.3%	-377 bp	24.0%
EBITDA	108,281	64,125	68.8%	-
EBITDA Margin	20.0%	18.8%	117 bp	-
Net Income before Minorities and Stock Options	57,055	47,213	21%	-
Net Margin before Minorities and Stock Options	10.5%	13.9%	-332 bp	-
Net Income	36,733	39,847	-8%	(12,600)
Net Margin	6.8%	11.7%	-491 bp	-2.0%
Earnings per Share	0.2826	0.3078	-8%	(0.0969)
Average Number of Shares, basic	129,962,546	129,455,361	0%	129,962,546

Backlog of Revenues	3,011.3	1,725.9	74%	2,996.9
Backlog of Results (1)	1,003.1	602.2	67%	1,014.6
Backlog Margin (1)	33.3%	34.9%	-158 bp	33.9%

Net Debt and Obligation to Investors	1,361,909	368,582	269%	1,246,618
Cash	500,778	722,385	-31%	605,502
Shareholders’ Equity	1,655,342	1,539,111	8%	1,612,419
Shareholders’ Equity + Minority Shareholders	2,199,800	1,555,353	41%	2,083,822
Total Assets	5,725,838	3,666,961	56%	5,538,858
(Net Debt and Obligation) / (Equity + Minority)	61.9%	23.7%	3820 bp	59.8%
(1) Backlog of results net of 3.65% sales tax.

Launches

Gafisa continued to take a conservative approach to launches, focusing on cash generation and preservation during a period of still-uncertain trends of macroeconomic growth. Consolidated launches decreased 72% to R$160 million in 1Q09 compared to 1Q08. While new launches were not a high priority due to low visibility as to future demand, Gafisa did enjoy successful launches in the states of São Paulo, Rio de Janeiro, and Pernambuco. The Gafisa segment accounted for 86% of launches and Alphaville for the remainder.

The tables below detail new projects launched in the first quarters of 2009 and 2008:

Table 1 – Launches per Company
Company (% Gafisa)		1Q09	1Q08	1Q09 X 1Q08
Gafisa	PSV (R$ 000)	138,362	490,782	-72%
	Units	478	956	-50%
	R$/Unit	289	514	-44%
	R$/m2	3,426	3,334	3%
	Area (m2)	40,388	147,188	-73%

AlphaVille	PSV (R$ 000)	21,881	58,521	-63%
	Units	172	388	-56%
	R$/Unit	127	151	-16%
	R$/m2	276	320	-14%
	Area (m2)	79,253	182,748	-57%

Fit	PSV (R$ 000)	-	28,585	-
	Units	-	149	-
	R$/Unit	-	192	-
	R$/m2	-	2,575	-
	Area (m2)	-	11,099	-

Consolidated	PSV (R$ 000)	160,243	577,888	-72%

	Units	651	1,493	-56%

Table 2 – Launches per Region
Region (% Gafisa)		1Q09	1Q08	1Q09 X 1Q08
Gafisa	São Paulo	73,951	251,653	-71%
	Rio de Janeiro	24,208	108,231	-78%
	Other Regions	40,203	130,898	-69%
	Total Gafisa	138,362	490,782	-72%

AlphaVille	Other Regions	21,881	58,521	-63%
	Total AlphaVille	21,881	58,521	-63%

Fit	Other Regions	-	28,585	-
	Total Fit	-	28,585	-

Consolidated	São Paulo	73,951	251,653	-71%
	Rio de Janeiro	24,208	108,231	-78%
	Other Regions	62,085	218,004	-72%
	Total	160,243	577,888	-72%

Pre-Sales

In this quarter, pre-sales reached R$558 million compared to R$502 million in the first quarter of 2008, an 11% increase. Pre-sales reached 248% of new launches. The tables below set forth a detailed breakdown of our pre-sales for the first quarters of 2008 and 2009:

Table 3 – Sales per Company
Company (% Gafisa)		1Q09	1Q08	1Q09 X 1Q08
Gafisa	PSV (R$ 000)	270,132	365,212	-26%
	Units	801	841	-5%
	R$/Unit	337	434	-22%
	R$/m2	3,592	3,453	4%
	Area (m2)	79,941	107,950	-26%

AlphaVille	PSV (R$ 000)	35,379	56,951	-38%
	Units	216	310	-30%
	R$/Unit	164	184	-11%
	R$/m2	276	345	-20%
	Area (m2)	145,528	165,165	-12%

Fit	PSV (R$ 000)	-	80,097	-
	Units	-	889	-
	R$/Unit	-	90	-
	R$/m2	-	1,756	-
	Area (m2)	-	45,603	-

Tenda	PSV (R$ 000)	252,923	-	-
	Units	3,157	-	-
	PSV (R$ 000)	80	-	-

Consolidated	PSV (R$ 000)	558,434	502,260	11%
	Units	4,175	2,040	105%

Table 4 – Sales per Region
Region (% Gafisa)		1Q09	1Q08	1Q09 X 1Q08
Gafisa	São Paulo	146,512	141,072	4%
	Rio de Janeiro	43,833	75,107	-42%
	Other Regions	79,787	149,034	-46%

	Total Gafisa	270,132	365,212	-25%

AlphaVille	São Paulo	3,307	2,097	58%
	Rio de Janeiro	9,085	2,421	275%
	Other Regions	22,986	52,433	-56%

	Total AlphaVille	35,379	56,951	-38%

Fit	São Paulo	-	51,473	-
	Other Regions	-	28,624	-

	Total Fit	-	80,097	-

Tenda	São Paulo	83,323	-	-
	Rio de Janeiro	39,478	-	-
	Other Regions	130,121	-	-

	Total Tenda	252,923	-	-

Consolidated	São Paulo	233,143	194,642	20%
	Rio de Janeiro	92,397	77,528	19%
	Other Regions	232,894	230,091	1%

	Total Consolidated	558,434	502,260	11%

Sales Velocity

Sales velocity during the first quarter of 2009 was 16% for the consolidated company. Tenda showed the highest speed at 18% while Gafisa maintained the same level as last quarter.

Sales velocity is calculated as follows:

1Q09 Pre-Sales

Inventory End 1Q09 + 1Q09 Pre-Sales

1Q09 Sales Velocity
	End of Period
R$ 000	Inventory	Sales	VSO
Gafisa	1,572	270	15%
AlphaVille	199	35	15%
Tenda	1,149	253	18%

Total	2,920	558	16%

Sales by Launch Year
		1Q09			1Q08
			Sales/			Sales/
R$ 000	Inventory	Pre-Sales	Inventory	Inventory	Pre-Sales	Inventory
Launched in 2009	81	39	33%	-	-	-
Launched in 2008	1,421	253	15%	346	207	37%
Launched in 2007	986	191	16%	884	233	21%
Launched up to 2006	432	75	15%	399	62	13%
TOTAL	2,920	558	16%	1,629	502	24%

Operations
Gafisa now has 188 projects under development in 18 different states. With a strong track record of managing multiple construction sites spread over a wide geographic area, Gafisa is uniquely positioned to deliver its projects on time and within budget.

Completed Projects
In 1Q09, Gafisa completed a total of 28 projects with 2,537 units, worth R$406.5 million. The Gafisa segment completed 6 projects, Alphaville, 1 project and Tenda, 21 projects. The tables below list our products completed during the last quarter:

Table 5 – Completed Projects
					Area m2	Units		PSV
	Development	Date	Launch	Location	% Gafisa	Gafisa	% Gafisa	Gafisa
Gafisa	Mirabilis Villagio Panamby	Jan 09	Mar 09	São Paulo - SP	23,355	100	100%	76,179
Gafisa	Paço das Águas RCB	Feb 09	May 09	São Paulo - SP	10,836	83	45%	37,022
Gafisa	Belle Vue	Mar 09	May 09	Porto Alegre - RS	3,411	18	80%	11,726
Gafisa	Peninsula Fit Bloco 1 e 2	Mar 09	Mar 09	Rio de Janeiro - RJ	11,845	93	100%	46,153
Gafisa	Espaço Jardins	Feb 09	May 09	Santo André - SP	28,926	235	100%	61,031
Gafisa	Parides Villagio Panamby	Mar 09	Nov 09	São Paulo - SP	13,093	50	100%	47,428

Gafisa	Total				91,467	578		279,540

AlphaVille	Alphaville Gravataí	Feb 09	Jun 09	Gravataí - RS	216,180	654	64%	31,627

Tenda	Total				-	1,305		95,333

CONSOLIDATED					-	2,537		406,500

Land Bank

The Company owns approximately R$ 17.1 billion in its land bank composed of 207 different sites in 21 states, equivalent to 108 thousand units. In accordance with our land bank diversification strategy, at the end of the quarter 43.1%% of the consolidated land bank was outside of the Rio de Janeiro and São Paulo states.

The table below shows a detailed breakdown of our current land bank:

Table 6 –		PSV	% Swap	% Product	%	Area	Potential	Potential
		R$MM	Total	Swap	Financial	(1000 m2)	Units	Units
Land Bank per Region		(% Gafisa)			Swap	(% Gafisa)	(% Gafisa)	(100%)
Gafisa	SP	3,476	33%	31%	1%	1,050	7,949	8,217
	RJ	965	29%	24%	5%	296	2,048	2,262
	Other Regions	3,148	53%	47%	6%	1,516	8,804	11,818
	Total Gafisa	7,589	40%	36%	4%	2,862	18,800	22,298
AlphaVille	SP	1,069	99%	0%	99%	2,902	6,381	14,850
	RJ	230	97%	0%	97%	2,670	5,352	9,016
	Other Regions	1,880	96%	0%	96%	8,336	10,112	16,757
	Total AlphaVille	3,178	98%	0%	98%	13,907	21,845	40,623
Tenda	SP	2,113	22%	19%	3%	NA	22,212	23,557
	RJ	1,868	26%	26%	0%	NA	21,076	21,106
	Other Regions	2,344	16%	13%	4%	NA	24,290	25,453
	Total Tenda	6,324	20%	18%	3%	NA	67,578	70,116
TOTAL		17,091	76%	11%	65%	NA	108,223	133,036
Note: % Swap refers to the swap portion over total land costs.

1Q09 - Revenues

Net operating revenues for 1Q09 rose 59% to R$541.9 million from R$340.9 million in 1Q08.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method) and the pre-sales portfolio is recognized in future periods even if the company has already completely pre-sold developments.

The table below presents detailed information of pre-sales and recognized revenues by launch year:

Table 7 – Pre-sales x Recognized revenues (R$ 000)
		1Q09				1Q08
		% of		% of		% of		% of
	Pre-Sales	Sales	Revenues	Revenues	Pre-Sales	Sales	Revenues	Revenues
Launched in 2009	39,270	7.0%	-	0.0%	-	-	-	-
Launched in 2008	253,441	45.4%	137,716	25.4%	207,206	41.3%	30,759	9.0%
Launched in 2007	190,629	34.1%	235,609	43.5%	232,819	46.4%	81,802	24.0%
Launched up to 2006	75,094	13.4%	168,562	31.1%	62,236	12.4%	228,299	67.0%
TOTAL	558,434	100.0%	541,887	100.0%	502,260	100.0%	340,860	100.0%

1Q09 - Gross Profits

Gross profits for 1Q09 totaled R$154.6 million (R$110.1 million for 1Q08), an increase of 40%, reflecting continued growth. Gross margin for 1Q09 was 28.5%, 380 basis points lower than 1Q08, in part because of a 124% increase in capitalized interest expensed through cost of goods sold, from R$7.9 million in 1Q08 to R$17.7 million in 1Q09. Capitalized interest during the quarter decreased 5%.

Capitalized Interest Under Properties under Construction	1Q09	1Q08
Opening Balance	84,741	20,698
Capitalized Interest	24,236	25,424
Capitalized Interest allocated to COGS	(17,723)	(7,903)

Final Balance	91,254	38,219

1Q09 – Selling, General, and Administrative Expenses (SG&A)

SG&A ratios were impacted by the consolidation of Tenda – which shows a lower SG&A dilution to sales and revenues – and higher marketing efforts in Gafisa when compared with the last year.

Table 8 – SG&A expenses	1Q09	1Q08
Selling Expenses (R$ 000)	46,606	21,419
G&A Expenses (R$ 000)	55,918	36,085
SG&A Expenses (R $000)	102,524	57,504

Selling Expenses / Sales	8.3%	4.3%
G&A Expenses / Sales	10.0%	7.2%
SG&A / Sales	18.4%	11.4%

Selling Expenses / Revenues	8.6%	6.3%
G&A Expenses / Revenues	10.3%	10.6%
SG&A / Revenues	18.9%	16.9%

1Q09 – Other Operating Results

The incorporation of our subsidiary Fit into Tenda generated a gain of R$210.4 million, to be amortized over the construction of Fit developments at the time of the incorporation. In 1Q09, our results show a positive impact of R$29.9 million, net of provisions.

1Q09 - EBITDA

EBITDA for the first quarter totaled R$108.3 million, 69% higher than the R$64.1 million for 1Q08. As a percentage of net revenues, EBITDA increased from 18.8% in 1Q08 to 20.0% in 1Q09.

Table 9 – EBITDA Reconciliation
R$ 000	1Q09	1Q08	1Q09 x 1Q08
Net Income before Minorities and Taxes	64,801	56,465	14.8%
+ Net Financial Expenses	9,208	(14,011)	-
+ Interest Expenses allocated to COGS	17,723	7,903	124.3%
+ Depreciation and Amortization	7,982	9,441	-15.5%
+ Stock option plan (non-cash) expenses	8,567	4,327	98.0%

EBITDA	108,281	64,125	68.9%
EBITDA margin	20.0%	18.8%	120 bp

1Q09 - Depreciation and Amortization

Depreciation and amortization in 1Q09 amounted to R$8.0 million, compared to the R$9.4 million in 1Q08. We no longer amortize goodwill because a new accounting rule requires the assessment of such assets on a yearly basis only to determine a reserve for impairment.

1Q09 - Financial Results

Net financial expenses totaled R$9.2 million in 1Q09 compared to positive R$14.0 million in 1Q08, due to an increase in the company’s net debt position.

1Q09 - Taxes

Income taxes, social contribution and deferred taxes for 1Q09 amounted to R$16.3 million versus R$13.6 million in 1Q08, a growth in line with the company’s operations. The effective tax rate was 25% in 2009 and 24% in 2008.

1Q09 - Net Income Before Minorities and Non-Cash Stock Option Expenses

Net income before deduction of minority shareholders and stock option expenses in 1Q09 was R$57.1 million (10.5% of net revenues), compared to R$47.2 million in 1Q08, a growth of 20.8% .

1Q09 - Earnings per Share

Net income in 1Q09 was R$36.7 million, with earnings per share of R$0.28 in 1Q09 compared to R$39.8 million net income in 1Q08 or R$0.31 EPS in 1Q08.

Shares outstanding were 129.9 million in 1Q09 compared to 129.5 million in 1Q08.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$1.0 billion in 1Q09, from R$602 million in 1Q08 and R$1.0 billion in 4Q08.

The table below shows our revenues, costs and results to be recognized, as well as the amount of the corresponding costs and the expected margin:

Table 10 – Revenues and Results to be Recognized (R$ million)
	1Q09	1Q08	4Q08	1Q09 x 1Q08	1Q09 x 4Q08
Sales to be recognized—end of period	3,011.3	1,725.9	2,996.9	74.5%	0.5%
Sales tax - 3.65%	(109.9)	(63.0)	(109.4)	74.5%	0.5%
Net sales	2,901.4	1,662.9	2,887.5	74.5%	0.5%
Cost of units sold to be recognized - end of period	(1,898.3)	(1,060.7)	(1,872.9)	79.0%	1.4%
Backlog of results to be recognized	1,003.1	602.2	1,014.6	66.6%	-1.1%
Backlog margin - yet to be recognized	33.3%	34.9%	33.9%	-158 bps	-54 bps

Balance Sheet

Cash and Cash Equivalents

On March 31, 2009, cash and cash equivalents were equal to R$500.8 million, 17% lower than R$605.5 million on December 31, 2008, and 31% lower than 1Q08’s R$726.6 million.

If we included the proceeds from the R$600 million debenture completed by Tenda received in early May, our consolidated cash position would exceed R$1 billion.

Accounts Receivable

Accounts receivable decreased 1.7% to R$5.6 billion in March 2009, compared to R$5.7 billion in 4Q08, and increased 111.8% compared to R$2.6 billion in March 2008.

Table 11 – Real Estate Development Receivables (R$000)
Real estate development receivables:
	1Q09	1Q08	4Q08	1Q09 x 1Q08	1Q09 x 4Q08
Current	1,392,606	566,122	1,254,594	146.0%	11.0%
Long-term	1,200,994	573,005	863,950	109.6%	39.0%

Total	2,593,600	1,139,127	2,118,544	127.7%	22.4%
Receivables to be recognized on our balance sheet according to PoC method and Brazilian GAAP:
	1Q09	1Q08	4Q08	1Q09 x 1Q08	1Q09 x 4Q08
Current	789,579	445,790	812,406	77.1%	-2.8%
Long-term	2,206,112	1,054,173	2,754,513	109.3%	-19.9%

Total	2,995,691	1,499,963	3,566,919	99.7%	-16.0%

Total Accounts Receivables	5,589,291	2,639,090	5,685,463	111.8%	-1.7%

Table 12 – Aging of Account Receivables Portfolio (R$000)
	Up to	Up to March	Up to March	Up to March	April 2013
Total	March 2010	2011	2012	2013	Onwards
5,589,291	2,182,185	1,869,924	863,771	363,156	310,255

Inventory (Properties for Sale)

Our inventory includes land, construction in progress, and finished units. Our inventory reached R$1.8 billion in 1Q09, a decrease of 9% as compared to R$2.0 billion registered in 4Q08 due to sales higher than launches this quarter.

Table 13 – Inventory (R$ 000)
	1Q09	1Q08	4Q08	1Q09 x 1Q08	1Q09 x 4Q08
Land	724,105	687,838	750,555	5.3%	-3.5%
Properties Under Construction	973,884	477,584	1,181,930	103.9%	-17.6%
Units Completed	150,237	74,807	96,491	100.8%	55.7%
CPC	13,221	(11,260)	4,941

Total	1,848,226	1,240,229	2,028,976	49.0%	-8.9%

Current	1,623,614	1,098,997	1,695,130
Long Term	224,612	141,232	333,846

Total	1,848,226	1,240,229	2,028,976

Table 14 – Inventory at Market Value per year (Gafisa %) (R$000)
	1Q09	1Q08	4Q08	1Q09 x 1Q08	1Q09 x 4Q08
Launches from 2009	80,855	NA	NA	NA	NA
Launches from 2008	1,420,911	346,424	1,686,194	-16%	310%
Launches from 2007	986,018	883,605	1,200,336	-18%	12%
Prior to 2006	432,593	398,772	507,346	-15%	8%

PSV	2,920,377	1,628,801	3,393,876	-14%	108%

Launches from 2009	369	NA	NA	NA	NA
Launches from 2008	7,990	944	9,942	-20%	746%
Launches from 2007	7,970	4,400	10,175	-22%	81%
Prior to 2006	3,204	1,614	3,604	-11%	99%

Units	19,532	6,958	23,722	-18%	241%

Table 15 – Inventory at Market Value per Company (R$ Million)
	1Q09	1Q08	4Q08	1Q09 x 1Q08	1Q09 x 4Q08
Gafisa	1,572	1,258	1,777	24.9%	-11.5%
AlphaVille	199	205	215	-2.9%	-7.4%
Tenda	1,149	-	1,402	-	-18.0%
Fit	-	165	-	-	-

Total	2,920	1,629	3,394	79.3%	-14.0%

Table 16 – Inventory at Market Value per Company Breakdown (R$ Million)
		Up to 30%	30% to 70%	Over 70%
	Not Started	Completed	Completed	Completed	Completed	Total
Gafisa	169	942	312	50	100	1,572
AlphaVille	9	67	27	58	38	199
Tenda	325	568	99	122	34	1,149
Total	503	1,577	438	230	172	2,920

Liquidity

On March 31, 2009, Gafisa had a cash position of R$501 million and over R$200 million of receivables available for securitization if needed. On the same date, Gafisa’s debt and obligations to investors totaled R$1,888 million and net debt and obligation to investors was R$1,387 million. As of March 31, 2009, our net debt and obligation to investors to equity and minorities ratio was 61.9% compared to 59.8% in 4Q08.

Our cash burn rate was reduced from R$360 million in 4Q08 to R$115 million in 1Q09.

We have a total of R$3.4 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$1.9 billion in signed contracts and R$458 million in contracts in process, giving us additional availability of R$ 1.0 billion. We do not have exposure to foreign currency through financial instruments. We have R$200 million of debt raised by banks in foreign currency, which were swapped into CDI.

The following tables set forth information on our indebtedness as of March 31, 2009.

Table 17 – Debt breakdown (R$ 000)
			Proforma with
Type of Transaction	Rates	1Q09	debenture	4Q08	1Q08
			R$600MM
Debentures	CDI + 1.3% pa/ 107.2% of CDI	502,758	1,102,758	506,945	242,312
Construction Financing (SFH)	TR + 6.2%-11.4% p.a.	314,037	314,037	320,252	196,518
Downstream Merger Obligation	TR + 10% p.a	6,781	6,781	8,106	12,020
Working Capital	104%-112% of CDI	437,243	437,243	451,533	217,414
Working Capital - Alphaville	CDI + 0.66%-3.29% p.a.	143,588	143,588	140,581	122,703
Working Capital - Tenda	CDI + 3.5%-4.09% p.a.	54,964	54,964	62,815	-
Construction Financing (SFH) Tenda	TR + 8.3%-11% p.a.	103,315	103,315	61,888	-
Total Debt		1,562,686	2,162,686	1,552,120	790,967

Total Cash		500,778	1,100,778	605,502	722,385

Obligation to Investors		300,000	300,000	300,000	300,000

Net Debt and Obligation to Investors		1,361,909	1,361,909	1,246,618	368,582

(Net Debt and Obligation to Investors)/(Equity + Minorities)		61.9%	61.9%	59.8%	23.7%

Table 18 – Debt and Obligation to Investors Maturity (R$ 000)
	Total	Up to March	Up to March	Up to March	Up to March	April 2013
		2010	2011	2012	2013	Onwards
Debentures	502,758	108,758	96,000	48,000	125,000	125,000
Construction Financing (SFH)	314,037	164,846	96,204	52,987	-	-
Downstream Merger Obligation	6,781	6,239	542	-	-	-
Working Capital	437,243	237,243	100,000	100,000	-	-
Working Capital - Alphaville	143,588	16,374	32,348	36,793	36,121	21,952
Working Capital - Tenda	54,964	28,414	13,659	6,445	2,143	4,303
Construction Financing (SFH) - Tenda	103,315	36,429	48,675	11,142	7,069	-
Obligation to Investors	300,000	-	-	100,000	100,000	100,000
Total	1,862,686	598,301	387,428	355,367	270,333	251,255

Table 19 – Gafisa’s corporate ratings
Rating Agency		Rating	Outlook	Updated
Moody’s	International	Ba2	Negative	February 20, 2009
Moody’s	Local	A1.br	Stable	February 20, 2009
Fitch Ratings	Local	A- (bra)	Negative	January 21, 2009
Standard & Poor’s	Local	Br A-	Negative	March 19,2009

These ratings were revised prior to the additional cash infusion as a result of the securitization of receivables and the receipt of R$ 600 million by Tenda.

Debentures

Our 2006 debenture established that we could not have net debt over R$1 billion. We are negotiating this covenant with bondholders as we are a much larger company now, and this absolute covenant does not correspond to the current size and equity position of our company. Our other covenants were not impacted by the growth of the company, since they are based on relative measures.

2006 Debenture Covenant	Position as of
March 31, 2009
(Total Debt – SFH financing – Cash) / Equity 0.75x	0.41x
(Total Receivables + Inventory of Completed Units) / Total Debt 2.0x	3.6x
Total Debt – Cash < R$ 1 billion	R$1.06 billion

Financial Statements	June 30, 2006	March 31, 2009
Cash	422.8	500.8
Equity + Minorities	807.6	2,199.8
Total Assets	1,406.6	5,725.8
Equity / R$1 billion covenant	0.8x	2.2x

This covenant is under negotiation with debenture holders and does not breach any other financial obligation of the company. The dates for assessment of this covenant are June and December of each year.

Outlook

Based on current market outlook, Gafisa’s consolidated sales for the full year 2009 is expected to be between R$2.7 and R$3.2 billion. Gafisa is expected to account for between R$1.0 - 1.2 billion, Tenda for R$1.4 - R$1.6 billion and Alphaville from R$0.3 – R$0.4 billion. Consolidated EBITDA margin is expected to be in the range of 16% - 17%, while EBITDA margin for Tenda is expected to be between 14% - 16%. We will continue to launch new developments in accordance with demand and our cash position. Given recent announcements that are expected to impact the rate of demand for housing as well as builders ability to access financing, we are monitoring the scenario closely and may update these numbers during the year.

Glossary

Backlog of Results – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin – Equals to “Backlog of results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank – Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors.

PoC Method – Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales – Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

HIG (High Income) – segment with residential units sold at minimum price of R$3,600 per square meter.

MHI (Mid-High) – segment with residential units sold at prices ranging from R$2,800 to 3,600 per square meter.

MID (Middle Income) – segment with residential units sold at prices ranging from R$2,300 to 2,800 per square meter.

MID (Mid-Low) – segment with residential units sold at prices ranging from R$1,800 to 2,300 per square meter.

AEL (Affordable Entry Level) – residential units targeted to the mid-low and low income segments with prices below R$1,800 per square meter.

LOT (Urbanized Lots) – land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

COM (Commercial buildings) – Commercial and corporate units developed only for sale with prices ranging from R$3,000 to R$7,000 per square meter.

SFH Funds – Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements – A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

PSV – Potential Sales Value.

About Gafisa
We are one of Brazil’s leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 970 developments and constructed over 10 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe “Gafisa” is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Investor Relations
Julia Freitas Forbes
Phone: +55 11 3025-9242
Email: ri@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (Brazil)
Patrícia Queiroz
Máquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
E-mail: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The following table sets forth projects launched during the first quarter of 2009:

Development	Month	Segment	Location	Area m² % Gafisa	Units % Gafisa	Gafisa Stake	PSV % Gafisa R$ 000	% Sold Mar 09	% Sold Apr 09

Verdemar Fase 2	January	HIG	Guarujá - SP	12,593	77	100%	50,931	28%	31%
Brink Fase 2	March	MID	São Paulo - SP	8,576	95	100%	23,019	41%	52%
Centro Empresarial Madureira	March	HIG	Rio de Janeiro - RJ	5,836	195	100%	24,208	12%	36%
Stake Aquisition Horizonte	March	MHI	Belém - PA	1,501	6	80%	4,235	100%	100%
Stake Aquisition Paradiso	March	MID	Belém - PA	2,321	22	95%	6,325	99%	100%
Stake Aquisition Carpe Diem Belém	March	MHI	Belém - PA	1,395	9	80%	4,637	55%	55%
Stake Aquisition Reserva do Bosque Fase 1	March	MHI	Porto Velho - RO	3,321	27	80%	9,794	99%	99%
Stake Aquisition Reserva do Bosque Fase 2	March	MHI	Porto Velho - RO	3,360	28	80%	10,358	55%	66%
Stake Aquisition Mistral	March	MHI	Belém - PA	1,485	20	80%	4,855	53%	77%

1T09 Total Gafisa				40,388	478	94%	138,362	42%	51%

Alphaville Caruaru	March	LOT	Caruaru - PE	79,253	172	70%	21,881	59%	91%

1T09 AlphaVille				79,253	172	70%	21,881	59%	91%

1T09 TOTAL				119,641	651	90%	160,243	44%	57%

The following table sets forth the financial completion of the construction in progress and the related revenue recognized (R$000) during the quarter ended on March, 31 2009.

Development	Launch	Total	Completion		% Sold Acc.		Revenues	Recognized	Gafisa
	Date	Area	1Q09	1Q08	1Q09	1Q08	1Q09	1Q08	Stake
ENSEADA DAS ORQU¥DEAS	Jun-07	42,071	41%	22%	83%	51%	12,013	5,912	80%
LONDON GREEN	Jun-07	15,009	60%	35%	70%	44%	10,833	3,648	100%
ISLA RESIDENCE CLUBE	Mar-07	31,423	68%	26%	89%	82%	10,490	5,578	100%
MONT BLANC	Jul-08	24,383	34%	0%	28%	0%	10,296	-	80%
PARC PARADISO	Aug-07	21,592	33%	12%	98%	84%	8,437	1,382	90%
COLLORI	Nov-06	19,731	71%	45%	97%	86%	8,326	1,578	50%
ESPAÇO JARDINS	May-06	28,926	100%	58%	100%	100%	7,758	7,085	100%
OLIMPIC CHAC. SANTO ANTONIO	Aug-06	24,988	92%	48%	100%	98%	7,720	5,100	100%
Chácara Santana	Nov-08	15,259	18%	0%	72%	0%	7,624	-	50%
QUINTAS DO PONTAL	Sep-08	21,915	46%	0%	22%	0%	7,582	-	100%
TERRAÇAS ALTO DA LAPA	Mar-08	23,248	48%	0%	78%	21%	7,157	-	100%
VP AGRIAS	Nov-06	21,390	93%	51%	100%	89%	6,685	7,476	100%
MAGIC	Oct-07	31,487	49%	0%	50%	25%	6,603	0	100%
VISION	Dec-07	19,712	51%	0%	80%	51%	6,178	1	100%
ESPACIO LAGUNA - FASE 1	Aug-06	16,364	93%	59%	82%	72%	6,152	5,432	100%
PQ BARUERI COND - FASE 1	May-08	58,437	19%	0%	56%	0%	5,941	-	100%
CSF PARADISO	Nov-06	16,286	86%	33%	99%	79%	5,721	2,982	100%
SUPREMO	Aug-07	34,864	46%	41%	90%	69%	5,489	6,506	100%
CSF ACACIA	Jun-07	23,461	70%	11%	98%	89%	4,865	1,847	100%
TERRAÇAS TATUAPE	Jun-08	14,386	26%	0%	42%	0%	4,662	-	100%
ACQUA RESIDENCIAL	Dec-07	7,136	54%	16%	42%	7%	4,104	112	100%
ARENA	Dec-05	29,256	100%	92%	100%	100%	4,006	4,049	100%
ALEGRIA FASE 1	Sep-08	29,199	10%	0%	59%	0%	3,953	-	100%
VIVANCE RES. SERVICE	Nov-06	14,717	63%	21%	87%	76%	3,812	988	100%
RCB PAÇO DAS ÁGUAS	May-06	10,836	100%	73%	100%	93%	3,777	4,388	45%
FOREST VILLE	Sep-06	7,778	65%	18%	99%	99%	3,556	2,730	50%
FELICITA	Dec-06	11,323	87%	35%	98%	80%	3,412	1,699	100%
SUNSPECIAL RESIDENCE SERVICE	Mar-05	21,189	100%	99%	100%	98%	3,389	8,925	100%
CSF PR¥MULA	Jun-07	13,897	69%	16%	91%	77%	3,356	1,223	100%
BRINK	Nov-08	17,280	10%	0%	73%	0%	3,128	-	100%
VP - MIRABILIS	Mar-06	23,355	99%	77%	100%	94%	3,100	6,687	100%
NOVA PETROPOLIS SBC - 1ª FASE	Mar-08	36,789	35%	0%	40%	0%	3,062	-	100%
VILLE DU SOLEIL	Oct-06	8,920	99%	79%	82%	50%	3,039	3,757	100%
EVIDENCE	Apr-07	11,743	35%	19%	64%	44%	3,036	165	50%
SKY e INFINITY RESIDENCE SERVICE	Jun-06	9,257	100%	85%	91%	82%	2,910	4,390	50%
SOLARES DA VILA MARIA	Dec-07	13,376	37%	16%	100%	93%	2,890	5,327	100%
VERDEMAR - FASE 1	Mar-08	13,084	41%	0%	56%	0%	2,860	-	100%
RUA DAS LARANJEIRAS 29	Apr-08	11,740	52%	0%	99%	0%	2,560	-	100%
SECRET GARDEN	May-07	15,344	47%	18%	69%	61%	2,495	567	100%
CELEBRARE RESIDENCIAL	Mar-07	14,679	44%	19%	78%	74%	2,463	591	100%
RESERVA DO LAGO - FASE I	Feb-07	8,400	65%	9%	81%	74%	2,397	142	50%
BEACH PARK LIVING	Jun-06	11,931	99%	60%	88%	77%	2,282	5,911	80%
CSF DALIA	Jun-07	9,000	61%	13%	96%	76%	2,122	849	100%
OLIMPIC BOSQUE DA SAÚDE	Oct-07	19,150	54%	27%	84%	73%	2,073	2,133	100%
ACQUARELLE	Apr-07	15,081	29%	2%	71%	43%	1,970	84	85%
CSF SANTTORINO	Aug-06	14,979	92%	42%	100%	100%	1,956	3,471	100%
PEN¥NSULA FIT	Mar-06	11,845	100%	77%	79%	69%	1,895	10,975	100%
VP PARIDES	Nov-06	13,093	100%	70%	100%	100%	1,752	3,469	100%
ECOLIVE	Aug-08	12,255	8%	0%	57%	0%	1,742	-	100%
QUINTA IMPERIAL	Jul-06	8,422	97%	49%	78%	76%	1,664	2,434	100%
MISTRAL	Jun-08	10,394	7%	0%	61%	0%	1,510	-	70%
MANHATTAN OFFICE WALL STREET	Jun-08	12,902	16%	0%	47%	0%	1,457	-	50%
GARDEN VILLE	Sep-06	5,999	73%	21%	99%	100%	1,390	3,245	50%
OLIMPIC CONDOMINIUM RESORT	Oct-05	21,851	100%	99%	100%	100%	1,290	4,945	100%
BLUE LAND SPE 36	Jun-06	9,169	100%	91%	67%	46%	1,270	2,048	100%
TERRAS DE SÃO FRANCISCO	Nov-04	114,160	100%	100%	100%	97%	1,247	2	100%
VP JAZZ DUET	Sep-05	13,400	100%	99%	100%	98%	1,233	2,891	100%
PRIVILEGE RESIDENCIAL SPE	Sep-07	12,938	32%	15%	84%	65%	1,163	1,577	80%
ICARA¥ CORPORATE	Dec-06	5,683	73%	45%	94%	90%	1,082	1,787	100%
ORBIT	Aug-07	11,332	47%	7%	35%	18%	1,061	408	100%
Bairro Novo							2,961	4,047
Others							53,810	120,107
Total Gafisa							304,767	270,650

Development	Launch	Total	Completion		% Sold Acc.		Revenues	Recognized	Gafisa
	Date	Area	1Q09	1Q08	1Q09	1Q08	1Q09	1Q08	Stake
Alphaville Jacuhy	Dec-07	307.598	33%	7%	95%	92%	1.071	6.348	65%
Alphaville Recife	Aug-06	176.041	98%	72%	96%	94%	2.999	8.287	65%
Alphaville Rio Costa do Sol	Sep-07	181.772	45%	10%	98%	83%	4.544	2.021	58%
Alphaville Campo Grande	Mar-07	150.029	96%	61%	83%	57%	714	4.072	67%
Alphaville Gravataí	Jun-06	138.355	99%	75%	78%	47%	1.258	4.362	64%
Alphaville Eusébio	Sep-05	160.656	100%	90%	88%	76%	928	3.375	65%
Alphaville Salvador II	Feb-06	193.135	100%	82%	96%	94%	551	8.929	55%
Alphaville Burle Marx	Mar-05	129.772	100%	95%	39%	34%	848	4.932	50%
Alphaville Londrina II	Dec-07	67.060	56%	8%	75%	28%	2.193	754	63%
Alphaville Cuiabá II	May-08	90.538	51%	0%	46%	0%	1.331	-	60%
Alphaville Araçagy	Aug-07	69.134	80%	45%	92%	84%	4.379	2.101	50%
Alphaville Natal	Feb-05	297.669	100%	100%	100%	100%	-	2.217	63%
Alphaville João Pessoa	Mar-08	61.782	43%	0%	100%	0%	2.818	-	100%
Alphaville Barra da Tijuca	Dec-08	60.638	55%	0%	71%	0%	4.530	-	35%
Others							2.269	9.063
CPC							(26)	(1.786)
Total AlphaVille							30.408	54.675

Total Tenda							206.712	15.535

Consolidated Total							541.887	340.860

Consolidated Income Statement

R$ 000	1Q09	1Q08	4Q08	1Q09 x 1Q08	1Q09 x 4Q08

Gross Operating Revenue
Real Estate Development and Sales	558,512	351,987	620,273	58.7%	-10.0%
Construction and Services Rendered	7,299	368	24,067	1883.4%	-69.7%
Deductions	(23,924)	(11,495)	(20,140)	108.1%	18.8%

Net Operating Revenue	541,887	340,860	624,200	59.0%	-13.2%

Operating Costs	(387,248)	(230,723)	(475,600)	67.8%	-18.6%

Gross profit	154,639	110,137	148,600	40.4%	4.1%

Operating Expenses
Selling Expenses	(46,606)	(21,419)	(63,613)	117.6%	-26.7%
General and Administrative Expenses	(55,918)	(36,085)	(76,380)	55.0%	-26.8%
Other Operating Revenues	29,877	(738)	24,993	-4148.4%	19.5%
Depreciation and Amortization	(7,982)	(9,441)	(32,349)	-15.5%	-75.3%

Operating Result	74,010	42,454	1,251	74.3%	5816.1%

Financial Income	35,527	18,594	30,073	91.1%	18.1%
Financial Expenses	(44,736)	(4,583)	(28,835)	876.1%	55.1%

Income Before Taxes on Income	64,801	56,465	2,489	14.8%	2503.6%

Deferred Taxes	(10,001)	(9,817)	18,984	1.9%	-
Income Tax and Social Contribution	(6,312)	(3,762)	(10,793)	67.8%	-41.5%

Income After Taxes on Income	48,488	42,886	10,680	13.1%	354.0%

Minority Shareholders	(11,755)	(3,039)	(23,280)	286.8%	-49.5%

Net Income	36,733	39,847	(12,600)	-7.8%	-

Net Income Per Share (R$)	0.2826	0.3078	-0.0969	-8.2%	-

Consolidated Balance Sheet

R$ 000	1Q09	1Q08	4Q08	1Q09 X 1Q08	1Q09 X 4Q08

ASSETS
Current Assets
Cash and banks	120,169	47,614	73,538	152.4%	63.4%
Financial investments	380,609	679,022	531,964	-43.9%	-28.5%
Receivables from clients	1,392,606	566,122	1,254,594	146.0%	11.0%
Properties under construction	1,623,614	1,098,997	1,695,130	47.7%	-4.2%
Other accounts receivable	137,787	133,204	182,775	3.4%	-24.6%
Deferred selling expenses	15,247	17,431	13,304	-12.5%	14.6%
Prepaid expenses	25,602	11,021	25,396	132.3%	0.8%

	3,695,634	2,553,411	3,776,701	44.7%	-2.1%
Long-term Assets
Receivables from clients	1,200,994	573,005	863,950	109.6%	39.0%
Properties under construction	224,612	141,232	333,846	59.0%	-32.7%
Deferred taxes	215,831	83,556	190,252	158.3%	13.4%
Other	141,246	52,212	90,398	170.5%	56.2%

	1,782,683	850,005	1,478,446	109.7%	20.6%
Permanent Assets
Investments	195,088	231,120	215,296	-15.6%	-9.4%
Property, plant and equipment	45,130	29,085	50,348	55.2%	-10.4%
Intangible assets	7,303	3,340	18,067	118.7%	-59.6%

	247,521	263,545	283,711	-6.1%	-12.8%

Total Assets	5,725,838	3,666,961	5,538,858	56.1%	3.4%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Loans and financings	467,788	89,960	447,503	420.0%	4.5%
Debentures	60,758	2,312	61,945	2527.9%	-1.9%
Obligations for purchase of land	204,018	197,909	161,563	3.1%	26.3%
Materials and service suppliers	108,058	115,794	112,900	-6.7%	-4.3%
Taxes and contributions	134,683	79,337	113,167	69.8%	19.0%
Taxes, payroll charges and profit sharing	60,226	36,292	29,692	65.9%	102.8%
Advances from clients	313,519	132,504	260,021	136.6%	20.6%
Provision for contingencies	8,385	1,086	9,124	672.1%	-8.1%
Dividends	26,106	26,981	26,106	-3.2%	0.0%
Other	138,464	132,530	97,931	4.5%	41.4%

	1,522,005	814,705	1,319,952	86.8%	15.3%

Long-term Liabilities
Loans and financings	592,140	765,730	600,673	-22.7%	-1.4%
Debentures	442,000	240,000	442,000	84.2%	0.0%
Obligations for purchase of land	193,301	147,686	231,199	30.9%	-16.4%
Deferred taxes	266,254	77,606	239,131	243.1%	11.3%
Provision for contingencies	43,634	17,863	44,406	144.3%	-1.7%
Other	332,661	18,612	389,759	1687.3%	-14.6%
Deferred income on acquisition	17,249	29,406	18,522	-41.3%	-6.9%
Unearned income from partial sale of investment	116,794	0	169,394	-	-31.1%

	2,004,033	1,296,903	2,135,084	54.5%	-6.1%

Minority Shareholders	544,458	16,242	471,403	3252.2%	15.5%

Shareholders' Equity
Capital	1,229,517	1,221,971	1,229,517	0.6%	0.0%
Treasury shares	(18,050)	(18,050)	(18,050)	0.0%	0.0%
Capital reserves	188,315	163,805	182,125	15.0%	3.4%
Revenue reserves	218,827	131,538	218,827	66.4%	0.0%
Retained earnings	36,733	39,847	-	-7.8%	-

	1,655,342	1,539,111	1,612,419	7.6%	2.7%

Liabilities and Shareholders' Equity	5,725,838	3,666,961	5,538,858	56.1%	3.4%

Consolidated Statement of Cash Flows

	1Q09	1Q08

Net Income	36,733	39,847

Expenses (income) not affecting working capital
Depreciation and amortization	9,255	12,258
Negative goodwill amortization	(1,273)	(2,817)
Expense with stock option plan	8,567	4,327
Unearned income from partial sale of investment	(52,600)	-
Unrealized interest and charges, net	46,283	27,088
Deferred Taxes	10,001	9,817

Decrease (increase) in assets
Clients	(475,055)	(167,232)
Properties for sale	180,750	(217,949)
Other receivables	11,406	(40,691)
Deferred selling expenses	(1,943)	(13,511)
Prepaid expenses	(206)	(2,453)

Decrease (increase) in liabilities
Obligations for purchase of land	1,940	119,868
Obligations for purchase of real estate
Taxes and contributions	21,516	8,087
Tax, labor and other contingencies	(1,511)	(140)
Trade accounts payable	(4,642)	29,085
Advances from customers	55,036	(5,169)
Payroll, charges and provision for bonuses payable	30,535	(2,221)
Other accounts payable	(787)	4,951
Credit assignments payable	(17,912)	46,094
Deferred taxes
Income (expenses) from sales to appropriate
Minority Interest	73,054	3,090

Cash used in operating activities	(70,853)	(147,671)

Investing activities

Purchase of property and equipment and deferred charges	1,870	(4,359)
Capital contribution to subsidiary companies

Acquisition of investments		(12,061)
Cash used in investing activities	1,870	(16,420)

Financing activities

Capital increase	-	125
Contributions from venture partners	-	300,000
Increase in loans and financing	51,631	97,159
Repayment of loans and financing	(87,349)	(23,969)
Assignment of credit receivables, net	(23)	(8)
2007 dividends

Net cash provided by financing activities	(35,741)	373,307

Net increase (decrease) in cash and banks	(104,724)	209,216

Cash and banks
At the beggining of the period	605,502	517,420
At the end of the period	500,778	726,636

Net increase (decrease) in cash and banks	(104,724)	209,216

20.01 – OTHER RELEVANT INFORMATION

1. SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

		3/31/2009

		Common shares		Total shares

Shareholder	Country	Shares	%	Shares	%

EIP BRAZIL HOLDINGS LLC	USA	24,829,605	18.66%	24,829,605	18.66%
MORGAN STANLEY & CO.	USA	16,381,988	12.31%	16,381,988	12.31%
Marsico Capital	USA	13,636,367	10.25%	13,636,367	10.25%
FMR LLC (FIDELITY)	USA	9,243,190	6.95%	9,243,190	6.95%

Treasury shares		3,124,972	2.35%	3,124,972	2.35%

Other		65,871,396	49.49%	65,871,396	49.49%

Total shares		133,087,518	100.00%	133,087,518	100.00%

		3/31/2008

		Common shares		Total shares

Shareholder	Country	Shares	%	Shares	%

EIP BRAZIL HOLDINGS LLC	USA	18,229,605	13.75%	18,229,605	13.75%

Treasury shares		3,124,972	2.36%	3,124,972	2.36%

Other		111,233,316	83.89%	111,233,316	83.89%

Total shares		132,587,893	100.00%	132,587,893	100.00%

2. SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	3/31/2009

	Common shares		Total shares

	Shares	%	Shares	%

Shareholders holding effective
control of the Company	24,829,605	18.66%	24,829,605	18.66%
Board of directors	16,222	0.01%	16,222	0.01%
Executive directors	1,316,269	0.99%	1,316,269	0.99%
Fiscal counsil	-	0.00%	-	0.00%

Effective control, shares, board
members and officers	26,162,096	19.66%	26,162,096	19.66%

Treasury shares	3,124,972	2.35%	3,124,972	2.35%

Outstanding shares in the market (*)	103,800,450	77.99%	103,800,450	77.99%

Total shares	133,087,518	100.00%	133,087,518	100.00%

	3/31/2008

	Common shares		Total shares

	Shares	%	Shares	%

Shareholders holding effective
control of the Company	18,229,605	13.75%	18,229,605	13.75%
Board of directors	1,050,551	0.79%	1,050,551	0.79%
Executive directors	1,058,651	0.80%	1,058,651	0.80%
Fiscal counsil	-	0.00%	-	0.00%

Effective control, shares, board
members and officers	20,338,807	15.34%	20,338,807	15.34%

Treasury shares	3,124,972	2.36%	3,124,972	2.36%

Outstanding shares in the market (*)	109,124,114	82.30%	109,124,114	82.30%

Total shares	132,587,893	100.00%	132,587,893	100.00%

(*) Excludes shares of effective control, management, board and treasury.

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

21.01 – SPECIAL REVIEW REPORT – WITHOUT EXCEPTIONS

Review Report of Independent Accountants

To the Management and Shareholders
Gafisa S.A.

1 We have carried out a limited review of the accounting information included in the Parent Company and Consolidated Quarterly Information (“ITR”) of Gafisa S.A. (“Company”) for the quarter ended March 31, 2009, comprising the balance sheet, the statements of income and cash flows, the performance report and the notes to the quarterly financial information. This quarterly information is the responsibility of the Company's management. The review of the accounting information included in the ITR quarterly information with respect to Construtora Tenda S.A. and its subsidiaries for the quarter ended March 31, 2009 was conducted by other auditors. In the ITR quarterly information of the Company, the investment in Construtora Tenda S.A. is presented under the equity method and represents an investment of R$ 645,164 thousand as of March 31, 2009, and generated equity in earnings of R$ 7,836 thousand for the quarter ended March 31, 2009. The accounting information included in the consolidated ITR of Construtora Tenda S.A. and its subsidiaries, comprise total assets of R$ 1,565,551 thousand as of March 31, 2009, and are included in the consolidated ITR quarterly information of the Company. Our limited review report, insofar it relates to the amounts included for Construtora Tenda S.A. and its subsidiaries, is solely based on the limited review report of these other auditors.

2 Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the ITR quarterly information; and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our review and on the limited review report of other auditors, we are not aware of any material modifications that should be made to the quarterly information referred to in paragraph 1 for such information to be presented in accordance with the regulations of the Brazilian Securities Commission (CVM) applicable to the preparation of ITR quarterly information.

4 We have previously reviewed the accounting information included in the parent company and consolidated quarterly information of the Company for the quarter ended March 31, 2008, on which we issued a limited review report without qualifications on May 2, 2008. As mentioned in Note 2 (a), in connection with the changes in the accounting practices adopted in Brazil in 2008, the accounting information included in the ITR quarterly information as of March 31, 2008, presented for comparison purposes, was adjusted and has been restated pursuant to Accounting Standards and Procedures (NPC) 12 - "Accounting Practices, Changes in Accounting Estimates and Correction of Errors", approved by Resolution No. 506/06.

São Paulo, May 14, 2009

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Eduardo Rogatto Luque
Contador CRC 1SP166259/O-4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.